UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is F-star Therapeutics, Inc., a Delaware corporation (“F-star” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is Eddeva B920 Babraham Research Campus Cambridge, United Kingdom, CB22 3AT. The telephone number of the Company’s principal executive office is +44-1223-497400.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.0001 per share (the “Common Stock”). As of July 5, 2022, there were (i) 21,588,306 shares of Common Stock issued and outstanding, (ii) outstanding stock options (that do not constitute “enterprise management incentive options”) (the “Non-EMI Stock Options”) to purchase an aggregate of 1,734,572 shares of Common Stock, (iii) outstanding “enterprise management incentive options” (the “EMI Stock Options”, and together with the Non-EMI Stock Options, the “Company Stock Options”) issued under the laws of the United Kingdom to purchase 385,578 shares of Common Stock, (iv) 201,312 restricted stock units (“RSUs”) outstanding, and (v) outstanding warrants to purchase up to 104,736 shares of Common Stock.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company of the tender offer described herein, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the tender offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent” or “invoX Pharma”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor” or “Sino Biopharm”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 7, 2022. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 22, 2022 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and, solely for purposes of Sections 6.5 and 9.11 of the Merger Agreement, Guarantor. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged into and with the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities powers and franchises shall continue unaffected by the Merger. Upon consummation of the Merger, the separate corporate existence of Purchaser shall terminate. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote or written consent of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of customary conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered (not including any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Company Shares that, considered together with all other Company Shares (if any) beneficially owned by Parent and its wholly owned subsidiaries, represent one more Company Share than 50% of the total number of Company Shares outstanding at the time of the expiration of the Offer; (ii) subject to certain material adverse effect, as defined in the Merger Agreement, materiality and de minimis inaccuracy exceptions, the truth and accuracy of certain representations and warranties of the Company contained in the Merger Agreement; (iii) compliance with, or performance of, in all material respects the covenants and agreements with or of which the Company is required to comply or perform; (iv) the termination or expiration of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (v) if a declaration or notification has been made to or requested by the Committee on Foreign Investments in the United States (“CFIUS”) with respect to the transactions contemplated by the Merger Agreement, the applicable approval or clearance by CFIUS with respect to such declaration or notification has occurred; (vi) if any declaration, notification or report forms have been filed or are required to be filed with the applicable governmental body under any applicable foreign direct investment laws, including the UK National Security and Investment Act (“NSIA”), with respect to the transactions contemplated by the Merger Agreement, the applicable consent, approval or clearance with respect to such declaration, notification or report has been obtained; (vii) the absence of any effective judgment, temporary restraining order, preliminary or permanent injunction or other order issued by a governmental body that prohibits or makes illegal the acquisition or payment of the tendered shares pursuant to the Offer or the Merger; (viii) the absence of a material adverse effect, as defined in the Merger Agreement, on the Company; and (ix) certain other customary conditions.

The Offer will initially expire one minute following 11:59 p.m. Eastern Time on the 20th business day following the commencement of the Offer (the “Initial Expiration Date”), subject to extension in certain circumstances as required or permitted by the Merger Agreement and applicable law.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal, and by the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 5 Merchant Square, London, United Kingdom W2 1AY. The telephone number of Parent and Purchaser is +44 203 786 5144.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov or on the investor relations section of the Company’s website at https://investors.f-star.com/sec-filings.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on April 22, 2022 and filed as Exhibit (e)(13) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The Company’s board of directors (the “Board”) was aware of all such contacts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters, as set forth in Item 4 below under the heading “Reasons for the Recommendation of the Board.”

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser, Parent, and their Affiliates.

Merger Agreement

On June 22, 2022, Parent, Purchaser, the Company, and Guarantor, entered into the Merger Agreement, pursuant to which Parent, through Purchaser, will commence the Offer to acquire all of the Company Shares at a price of $7.12 per share in cash, without interest, subject to any applicable withholding taxes. If successful, upon the terms and conditions set forth in the Merger Agreement, the Offer will be followed by a merger of Purchaser with and into the Company, with the Company continuing as the Surviving Corporation and as a direct wholly-owned subsidiary of Parent.

The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Company, Parent, Purchaser or Guarantor. The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by the Company’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Tender and Support Agreements

On June 22, 2022, in connection with the Offer, certain directors and officers of the Company and holders of Company Shares (the “D&Os”), entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). Under the terms of the Support Agreements, the D&Os have agreed, among other things, to tender their Company Shares in the Offer. As of July 5, 2022, the D&Os owned an aggregate of approximately 1.02% of the outstanding Company Shares. The Support Agreements will terminate upon termination of the Merger Agreement and certain other specified events.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On December 17, 2021, the Company and Guarantor entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”) in connection with Guarantor’s consideration of a possible strategic transaction with the Company. The Confidentiality Agreement included customary non-disclosure provisions that requires Guarantor to keep confidential certain information relating to the Company, and required each party to keep confidential the existence and content of any discussions in connection with a possible strategic transaction. The obligations of Guarantor under the Confidentiality Agreement remain for a period of three years from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited Guarantor, for a period of 18 months from the date of the Confidentiality Agreement, without the prior consent of the Board, from (a) acquiring or offering to acquire, by means of a purchase, agreement, business combination or any other manner, beneficial ownership or any securities or assets of the Company; (b) seeking to propose influence, advising, changing or controlling the Company, its management, the Board, the Company’s governing instruments, its policies or its affairs (including, without limitation, by means of a solicitation of proxies); (c) advising, assisting or encouraging any third party or entering into any discussions, negotiations, arrangements or understandings with any third party with respect to the foregoing; or (d) disclosing any intention, plan or arrangement to do any of the foregoing. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed Guarantor to make confidential acquisition proposals to the Board at any time, provided that the making of such proposal would not reasonably be expected to require public disclosure by the Company. The Confidentiality Agreement contained a non-solicitation provision prohibiting Guarantor, for a period of 12 months from the date of the Confidentiality Agreement, from soliciting for employment or hiring any person who is or was a director, officer or employee of the Company or its affiliates, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Securities Purchase Agreement

In the event that the Merger Agreement is terminated by either Parent or the Company (i) because the transaction is prohibited by an order, decree or ruling by a foreign direct investment law or (ii) because the failure to consummate the Offer and purchase of the Company Shares within 120 days (or 150 days if such deadline is extended in accordance Section 8.1(e) of the Merger Agreement) after the date of the Merger Agreement as a result of the failure to satisfy the regulatory requirements of CFIUS, the NSIA or other foreign direct investment law, then, the Company may elect to consummate the Equity Financing (as defined below). This election may be made in the Company’s sole discretion, by delivering to Parent within 10 business days of any such termination, a written notice (the “Financing Election Notice”) of its decision to elect to consummate the Equity Financing, and thereupon, within one business day of the Company’s delivery of the Financing Election Notice to Parent, the Company, Parent, Purchaser and Guarantor shall execute and deliver a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which the Company shall issue Parent (or its applicable affiliate(s)), within five business days of the Company’s delivery of the Financing Election Notice, newly-issued shares of Common Stock for an aggregate purchase price of $12,000,000 at a purchase price per share equal to $4.49 per share. However, (a) if the volume weighted average of the closing price per share of Common Stock for the five trading days immediately preceding the date of execution of the Securities Purchase Agreement as reported by Bloomberg L.P. (the “5-day VWAP Price”) is greater than $4.49, then the purchase price shall be an amount equal to the lesser of (i) the 5-day VWAP Price and (ii) $7.12, or (b) if the Company is conducting a concurrent placement of Common Stock, in which case the purchase price shall be calculated pursuant to this clause (b) only, then the purchase price shall be an amount equal to the lesser of (i) the same price per share of Common Stock paid by the investors in connection with such placement, (ii) if the 5-day VWAP Price is greater than $4.49, then the 5-day VWAP Price, and (iii) $7.12 (the “Equity Financing”).

In connection with the Equity Financing and pursuant to the Securities Purchase Agreement, Parent will be granted the right to appoint a director to the Board, subject to certain limitations, including regulatory approval from CFIUS, approval of the Board, and Parent holding at least 5.0% of the outstanding shares of Common Stock. If CFIUS regulations prohibit the appointment of a director to the Board, Parent will be granted the right to appoint an observer to the Board, subject to certain limitations, including regulatory approval from CFIUS and Parent holding at least 5.0% of the outstanding shares of Common Stock. Parent will also be granted customary registration rights to register the shares of Common Stock issued and sold to Parent (or its applicable affiliate(s)) in accordance with the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, each of the Parent, Purchaser and Guarantor will also agree to certain standstill provision, including that, from the date of the Securities Purchase Agreement until the date of the next annual meeting of the Company’s stockholders (the “Standstill Period”), Parent, Purchaser and Guarantor shall not, and shall cause each of its controlled Affiliates not to, among other things: (i) acquire any company securities or assets of the Company that would result in Parent, Purchaser or Guarantor, individually or collectively, together with their Affiliates, having beneficial ownership of more than 14.99% of the Common Stock outstanding at such time; (ii) engage in any solicitation of proxies or become a “participant” in a “solicitation”; (iii) make any request for a stockholder list of materials or any other books and records of the Company under Section 220 of the Delaware General Corporation Law or otherwise; (iv) form, join, or in any way knowingly participate in any “group,” subject to certain exceptions, (v) deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, subject to certain exceptions; or (vi) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company, or make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer or other acquisition or similar transaction, or publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition or similar transaction.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

Overview

In considering the recommendation of the Board to tender Company Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•

the accelerated vesting of Stock Options (i) outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) (except in the case of the EMI Stock Options granted pursuant to Rule 9.8 of the F-star Therapeutics, Inc. 2019 Equity Incentive Plan (“2019 Plan”), which shall accelerate and become fully vested and exercisable as of three business days prior to the Initial Expiration Date) or (ii) that are held by executive officers and non-employee directors of the Company, and, in each case, the cancellation and cash settlement of vested, outstanding Stock Options in connection with the Merger;

•

the receipt of payments and benefits by certain executive officers and employees of severance benefits under their respective agreements, or, in the case of the CEO, the CEO Agreements (as defined below) upon qualifying terminations of services in connection with or in the 12 months following the Effective Time;

•	increases to certain executive officers’ compensation and receipt of retention bonuses by certain executive officers;

•

Continuing Employees (as defined below) will continue to receive (i) base salary or hourly wages and target annual cash incentive opportunities no less favorable than the base salary or hourly wages and target annual incentive compensation provided to such Continuing Employee immediately prior to the Effective Time, (ii) commission targets (excluding equity incentive compensation or any equivalent long-term compensation) that are substantially comparable in the aggregate to the commission targets provided to such Continuing Employee immediately prior to the Effective Time and (iii) health and welfare benefits (excluding equity incentive compensation or any equivalent long-term compensation) substantially comparable to those that the Company provided to such Continuing Employees immediately prior to the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between the Company and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Executive Officer and Director Compensation” and “Certain Relationships and Related Person Transactions.”

Parachute Payments

Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”) impose an excise tax on “disqualified individuals” who receive payments in connection with a change in control that equal or exceed three times the disqualified individual’s “base amount” which is the individual’s average annual compensation for the previous five years (or if employed less than five years, the number of years the disqualified individual has been employed). The Merger is a change in control for purposes of Sections 280G and 4999 of the Code. Disqualified individuals include certain of the Company’s officers and highly compensated employees, including all of its named executive officers. The excise tax is equal to 20% of the payments received in connection with a change in control by the disqualified individual in excess of one times the individual’s base amount. The Company does not anticipate any such excise taxes to become due as a result of the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of the Company that is based upon or otherwise related to the Transactions. The terms and conditions of the compensation and benefits set forth below are described in greater detail under the sections entitled “—Effect of the Merger on Company Stock Options Awards and RSUs,” and “—Employment Arrangements with Named Executive Officers” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, the Company has assumed that: (i) the Effective Time occurs on August 4, 2022; (ii) each named executive officer’s employment is terminated by the Company without “Cause” or by the named executive officer for “Good Reason” at the Effective Time; and (iii) each named executive officer’s unvested Company Stock Options held on August 4, 2022 will equal the number of unvested Company Stock Options held by such executive officer at the Effective Time (such that any vesting or forfeitures occurring between June 22, 2022 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, current target bonus opportunity, and estimated maximum benefits that could be payable under the Company’s benefit plans. None of the Company’s named executive officers will receive pension or non-qualified deferred compensation in connection with the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

Name (1)	Closing and Retention Bonus, and Buyer Equity (2)(3)(4)	Notice Pay and Pro Rata Bonus (5)	Cash Severance (6)	ProRated Annual Bonus (6)	Perquisites and Benefits (6)	Equity (7)	Total
Eliot Forster, Ph.D.	—	$458,157	$610,875	$305,438	—	$2,255,155	$3,629,625
Darlene Deptula-Hicks	—	—	$134,630	$221,513	—	$453,180	$809,323
Louis Kayitalire, M.D.	—	—	$436,652	$116,280	$49,298	$472,780	$1,075,010
Neil Brewis, Ph.D., DSc.	$1,561,683	—	$518,600	—	—	$974,866	$3,055,149

(1)

Dr. Forster and Dr. Brewis are employed in the United Kingdom and Dr. Kayitalire is employed in France. Compensation amounts for Dr. Forster and Dr. Brewis denominated in Great British Pounds are converted in the table above and corresponding footnotes into U.S. Dollars based on the 2022 average exchange rate of $1.2965. Compensation amounts for Dr. Kayitalire denominated in Euros are converted in the table above into US dollars based on the 2022 average exchange rate of $1.0931.

(2)

On June 22, 2022, Dr. Brewis, F-star Therapeutics, Ltd. and Parent entered into a variance of Dr. Brewis’s current employment agreement (the “Variance”), which will become effective on the Effective Date. Pursuant to the Variance, Dr. Brewis will receive a bonus of $32,413.00 on the closing of the Merger, which bonus will be subject to repayment if Dr. Brewis resigns voluntarily or his employment terminates with cause prior to December 31, 2023.

(3)

Pursuant to the Variance, Dr. Brewis will be eligible for two retention bonuses. The first will equal $777,900 and will be paid to Dr. Brewis provided he continues to be employed through December 31, 2024. The second will equal $518,000 and will be payable in two equal installments on each of December 31, 2023 and December 31, 2024, subject to Dr. Brewis remaining employed through each such date and his achievement of performance metrics that will be determined following the closing.

(4)	Pursuant to the Variance, Dr. Brewis will be eligible to receive an annual equity award in Parent common stock equal to 45% of his salary, which for 2023, will be equal to $233,370.

(5)

On June 22, 2022, Dr. Forster, F-star Therapeutics, Ltd and Parent entered into the Transition Services Agreement and Settlement Agreement (collectively, the “CEO Agreements”). Under the CEO Agreements and the Variance, each of Dr. Forster and Dr. Brewis are entitled to 6 months’ notice of any termination of their employment without cause. In addition, Dr. Forster will receive a prorated bonus for his six month notice period, which bonus is targeted at 50% of his base salary.

(6)

Under the CEO Agreements, Dr. Forster will be eligible to receive severance equal to 12 months of his current base salary, plus a bonus calculated at 50% of his bonus target for the year of such severance. The Company plans to enter into an amendment to Ms. Deptula-Hicks’s consulting agreement, subject to invoX Pharma’s consent pursuant to the Merger Agreement and any required approval from the Company’s Compensation Committee, solely to add a cash severance amount equal to the value of a prorated bonus for the portion of the 2022 performance year that she remains employed with F-star, including the 90-day period following notice of her termination, capped at 40% of her actual pay for the last twelve months prior to June 22, 2022, subject to her execution and non-revocation of a release of claims. Dr. Kayitalire is eligible to receive a severance payment equal to 12 months of his current base salary, plus a prorated bonus calculated at three fourths (3/4ths) of his 40% target bonus for 2022. In addition, Dr. Kayitalire is eligible for a pension contribution under France’s pension scheme equal to 8% of his severance compensation, plus reimbursement for his supplemental health insurance for 12 months, an amount equal to $5,063.

(7)

Under the 2019 Plan and 2015 Plan, all outstanding unvested Company Stock Option and outstanding RSUs will be fully-vested on the Effective Date. The figures represent the full value of the vesting equity awards, assuming the participants receive a per share purchase price of $7.12 per share.

Consideration for Company Shares Tendered Pursuant to the Offer

If the directors and executive officers of the Company who own Company Shares (or who acquire Company Shares through the exercise of vested Company Stock Options or settlement of vested RSUs) tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of July 5, 2022, the directors and executive officers of the Company and their affiliates beneficially owned an aggregate of 708,380 Company Shares, which for purposes of this subsection titled “—Consideration for Company Shares Tendered Pursuant to the Offer” only excludes any Company Shares issuable upon exercise of vested Company Stock Options or settlement of vested RSUs held by such individuals but includes Company Shares underlying Company Stock Options and RSUs that will vest within 60 days. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $3,120,272 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options held by the directors and executive officers of the Company, see below under the heading “—Effect of the Merger on Company Stock Options Awards and RSUs.”

The following table sets forth, as of July 5, 2022, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him or her (excluding Company Shares underlying unvested Company Stock Options or settlement of RSUs held by him or her but including Company Shares underlying Company Stock Options and RSUs that will vest within 60 days of July 5, 2022), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name	Amount and Nature of Beneficial Ownership (1)	Consideration Payable in Respect of Company Shares
Executive Officers
Eliot Forster, Ph.D.	257,973	$1,495,511
Darlene Deptula-Hicks	59,243	$186,516
Louis Kayitalire, M.D.	49,056	$161,368
Neil Brewis, Ph.D., DSc.	79,596	$504,644
Non-Employee Directors
Nessan Bermingham, Ph.D.	150,253	$689,331
David Arkowitz	20,000	$4,800
Todd Brady, M.D., Ph.D.	20,000	$4,800
Pamela Klein, M.D.	20,000	$4,800
Edward Benz Jr., M.D.	28,322	$36,021
Geoffrey Race	23,937	$32,481

(1)	All securities are beneficially owned directly by the persons listed on the table (except as otherwise indicated).

Effect of the Merger on Company Stock Options Awards and RSUs

Company Stock Options have been granted to certain individuals, including certain executive officers and directors, under the Company’s 2015 Equity Incentive Plan, as amended (the “2015 Plan”), the 2019 Plan or, in the case of one executive officer, outside of a registered equity compensation plan of the Company. Pursuant to the Merger Agreement, each unvested Company Stock Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time (except in the case of the EMI Stock Options granted pursuant to Rule 9.8 of the 2019 Plan, which will accelerate and become fully vested and exercisable as of three business days prior to the Initial Expiration Date). As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser, Guarantor or the Company, each Company Stock Option which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) that is then outstanding and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Company Shares subject to such fully vested Company Stock Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Company Share under such Company Stock Option, less any applicable taxes and other authorized withholdings. As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or Company, each Company Stock Option which has a per share exercise price that is equal to or more than the Offer Price (each, an “Out of the Money Option”) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor. For the avoidance of doubt, any EMI Option that remains outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time and treated as either an In the Money Option or an Out of the Money Option.

Each RSU award granted pursuant to the 2019 Plan that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Company Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Offer Price, less any applicable taxes and other authorized withholdings, which amount shall be paid in accordance with the Merger Agreement.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of July 5, 2022 (excluding Company Shares underlying unvested Company Stock Options held by him or her but including Company Shares underlying Company Stock Options that will vest within 60 days of July 5, 2022), which will vest as described above, as well as the consideration to be received by each holder in respect of such Company Stock Options.

Name	Number of Vested Company Stock Options	Value of Vested Company Stock Options	Number of Unvested Company Stock Options	Value of Unvested Company Stock Options	Total Value of Vested and Unvested
Executive Officers
Eliot Forster, Ph.D. (1)	200,958	$1,089,564	479,880	$1,578,156	$2,667,720
Darlene Deptula-Hicks (1)	33,047	$—	105,998	$229,484	$229,484
Louis Kayitalire, M.D. (1)	26,392	$—	103,130	$253,557	$253,557
Neil Brewis, Ph.D., DSc.	51,246	$302,792	254,666	$880,973	$1,183,765
Non-Employee Directors
Nessan Bermingham, Ph.D.	54,111	$4,800	20,000	$74,200	$79,000
David Arkowitz	20,000	$4,800	20,000	$74,200	$79,000
Todd Brady, M.D., Ph.D.	20,000	$4,800	20,000	$74,200	$79,000
Pamela Klein, M.D.	20,000	$4,800	20,000	$74,200	$79,000
Edward Benz Jr., M.D.	23,937	$4,800	20,000	$74,200	$79,000
Geoffrey Race	23,937	$27,681	20,000	$74,200	$101,881

(1)

Number of vested Company Stock Options includes Company Stock Options that would otherwise be eligible to vest in accordance with their terms on or before September 3, 2022, subject to such holder’s continued service with the Company through immediately prior to the Effective Time.

The acceleration of vesting and cancellation of Company Stock Options and the related cash payments to the holders of such Company Stock Options pursuant to the Merger Agreement are in addition to any benefits following a “change of control” under any of the agreements or agreements described below.

The table below sets forth information regarding the RSUs held by each of the Company’s executive officers and directors as of July 5, 2022 (including RSUs that will vest within 60 days), which will vest as described above, as well as the consideration to be received by each holder in respect of such RSUs.

Name	Number of Unvested RSUs	Value of Unvested RSUs
Executive Officers
Eliot Forster, Ph.D. (1)	85,793	$610,846
Darlene Deptula-Hicks (1)	30,241	$215,316
Louis Kayitalire, M.D. (1)	29,638	$211,023
Neil Brewis, Ph.D., DSc.	10,875	$77,430
Non-Employee Directors
Nessan Bermingham, Ph.D.	7,733	$55,059
David Arkowitz	—	$—
Todd Brady, M.D., Ph.D.	—	$—
Pamela Klein, M.D.	—	$—
Edward Benz Jr., M.D.	—	$—
Geoffrey Race	—	$—

(1)

Number of vested RSUs includes RSUs that would otherwise be eligible to vest in accordance with their terms on or before September 3, 2022, subject to such holder’s continued service with the Company through immediately prior to the Effective Time.

The acceleration of vesting and cancellation of RSUs and the related cash payments to the holders of such RSUs pursuant to the Merger Agreement are in addition to any benefits following a “change of control” under any of the agreements or agreements described below.

Severance Payments and Change of Control Arrangements

Each of our executive officers is entitled to severance payments pursuant to their employment agreements (or, in the case of Ms. Deptula-Hicks, her consulting agreement) with the Company. The Merger constitutes a “Change of Control” as that term is defined in each of the employment agreements. Accordingly, each of our executive officers will be eligible for the following severance benefits under their respective employment agreements if during the applicable period following a Change of Control (the “Change of Control Period”), the Company, the Surviving Corporation or Parent terminates a participant’s employment without “cause” or the participant resigns with “good reason” (with consummation of the Transaction not qualifying as “good reason”), during the Change of Control Period:

•

For Dr. Forster, (i) a severance payment of 18 months base pay, offset by the applicable six month notice period, and fully accelerated Company Stock Options and RSUs upon termination of employment by the Company, the Surviving Corporation or Parent without “cause” (as defined therein) or by Dr. Forster for “good reason” (as defined therein) within 12 months of a Change of Control (with consummation of the Transaction not qualifying as “good reason”) and (ii) a severance payment of 12 months base pay, offset by the applicable six month notice period upon a termination of employment by the Company, the Surviving Corporation or Parent without cause or by Dr. Forster for “good reason” more than 12 months following a Change of Control (with consummation of the Transaction not qualifying as “good reason”). For a description of Dr. Forster’s severance benefits under the CEO Agreements, see “Employment Arrangements with Named Executive Officers.”

•

For Dr. Brewis, (i) a severance payment of 12 months base pay, offset by the applicable six month notice period, and fully accelerated Company Stock Options and RSUs upon termination of employment by the Company, the Surviving Corporation or Parent without “cause” (as defined therein) or by Dr. Brewis for “good reason” (as defined therein) within 12 months of a Change of Control (with consummation of the Transaction not qualifying as “good reason”) and (ii) a severance payment of nine months base pay, offset by the applicable six month notice period upon a termination of employment by the Company, the Surviving Corporation or Parent without cause or by Dr. Brewis for “good reason” more than 12 months following a Change of Control (with consummation of the Transaction not qualifying as “good reason”).

•

For Dr. Kayitalire, a severance payment of 12 months base pay, a pro-rated bonus payment and fully accelerated vesting of Company Stock Options and RSUs upon qualifying termination of employment by the Company, the Surviving Corporation or Parent or “mutual termination” within 12 months following a Change of Control.

•

For Ms. Deptula-Hicks, 90 days’ notice upon termination and fully accelerated vesting of Company Stock Options and RSUs upon a Change of Control and qualifying termination of service by the Company or by Ms. Deptula-Hicks for “good reason.”

A participant’s rights to any severance benefits under the participant’s employment agreement are conditioned upon the participant executing and not revoking a valid settlement agreement and general release of claims agreement in a form provided by us.

Employment Arrangements with Named Executive Officers

On June 22, 2022, Eliot Forster, the Company’s president and chief executive officer, entered into a transition services agreement (the “Transition Services Agreement”) and settlement agreement (the “Settlement Agreement” and together with the Transition Services Agreement, the “CEO Agreements”) with F-star Therapeutics Limited, a wholly-owned subsidiary of the Company (“FTL”) and Parent, both conditional on the closing of the transactions contemplated by the Merger Agreement (the “Closing”). Under the CEO Agreements, Dr. Forster acknowledged that FTL had given him six months’ notice of the termination of his employment with FTL, effective as of the Closing. Dr. Forster also agreed to continue to provide services to FTL and the Company as an adviser for a period of three months (or such shorter period as may be agreed between the parties in writing), following which he will be placed on garden leave for the remainder of the notice period. After the Closing, he will report to the chief executive officer of Parent and will take all necessary steps to ensure an orderly and timely transition of responsibilities to his anticipated successor. Under the Settlement Agreement, FTL has agreed to pay Dr. Forster a sum of £706,759, plus a bonus in respect of 2022 and any part of 2023 during which he is employed (calculated on the basis of 50% of his annual salary and pro-rated where necessary), subject to certain conditions as set forth in the Settlement Agreement, in satisfaction of his contractual severance rights under his employment agreement, described above under the heading “—Severance Payments and Change of Control Arrangements”;

In July 2020, F-star Biotechnology Limited (a wholly-owned subsidiary of the Company) entered into an employment agreement with Dr. Brewis, setting forth the terms of his employment as chief scientific officer (which employment agreement was subsequently transferred to FTL on June 1, 2021). On June 22, 2022, Dr. Brewis’s employment agreement was amended with effect from the closing of the Merger to provide (1) base annual salary increase to £400,000 with bonus potential of up to 45% base annual salary, (2) a retention award of £600,000, (3) future annual awards of Guarantor stock with a value at the date of grant equal to 45% of his then applicable base salary and (4) a performance incentive of £400,000. Dr. Brewis will also receive a bonus of £25,000 at the closing of the Merger. For a description of Dr. Brewis’s severance entitlements under his employment agreement, as amended, see “—Severance Payments and Change of Control Arrangements”;

Dr. Forster, Dr. Kayitalire, Dr. Brewis and Ms. Deptula-Hicks will also receive accelerated vesting of any unvested Non-EMI Stock Options held by them at the Effective Time that would otherwise vest in accordance with their ordinary vesting terms and any EMI Stock Options held by them will accelerate and become fully vested and exercisable as of three business days prior to the Initial Expiration Date, and such awards will be cashed out, as described above under “—Effect of the Merger on Company Stock Options Awards and RSUs.”

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cancelled and cashed out, as described above under “—Effect of the Merger on Company Stock Options Awards and RSUs.”

Employee Benefits

Under the Merger Agreement, Parent has agreed for a period of twelve months following the Effective Time to provide, or cause to be provided, to each employee of the Company, including the executive officers, who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by Parent, the Surviving Corporation, or any subsidiary thereof following the Effective Time (each, a “Continuing Employee”), with (i) a base salary (or base wage rate, as the case may be) and target annual cash incentive opportunities, each of which is no less favorable than the base salary (or base wage rate, as the case may be) and target annual cash incentive opportunities provided to such Continuing Employee immediately prior to the Effective Time, (ii) commission targets (excluding equity incentive compensation or any equivalent long-term incentive compensation) that are substantially comparable in the aggregate to the commission targets provided to such Continuing Employee immediately prior to the Effective Time and (iii) health and welfare benefits (excluding, for the avoidance of doubt, equity incentive compensation or any equivalent long-term incentive compensation) that are at least substantially comparable in the aggregate to those provided to such Continuing Employee by the Company immediately prior to the Effective Time (including by permitting such Continuing Employees to participate in the plans provided by Parent or its affiliates to their respective similarly situated employees). Notwithstanding the foregoing, Parent will assume and honor, and will cause the Surviving Corporation and their respective affiliates to assume and honor those employee plans set forth in the confidential Company disclosure schedule delivered by the Company to Parent and Purchaser that provide for severance payments and benefits to any Continuing Employee whose employment ends for a severance-qualifying reason pursuant to such employee plan to the extent such severance payments and benefits are substantially comparable or more favorable to the Continuing Employees than the benefit plans sponsored by Parent or its Affiliates that would otherwise provide severance payments and benefits to the Continuing Employees.

Parent will use commercially reasonable efforts to ensure that each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Parent’s vacation policy) and eligibility for vesting under applicable Parent employee benefit plans and arrangements with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date, provided that the foregoing will not result in the duplication of benefits, or the funding thereof, or to benefit accrual under any pension plan. To the extent relevant for vesting, eligibility or allowances (including any paid time off) under any benefit plan of Parent, Parent will use commercially reasonable efforts to (a) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (b) ensure that such health or welfare benefit plan will, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid were recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company.

The Merger Agreement does not confer upon any person (other than Parent, Purchaser and the Company) any rights with respect to the employee matters provisions of the Merger Agreement.

401(k) Plan

If requested by Parent in writing at least five (5) business days before the Effective Time, the Company will take all necessary actions to terminate its 401(k) plan, with such termination effective as of no later than the date immediately preceding the closing of the Merger.

Director and Officer Indemnification and Insurance

Under Sections 102(b)(7) and 145 of the DGCL, the Company has broad powers to limit the personal liability of its directors and officers and to indemnify its directors and officers against liabilities they may incur in such capacities, respectively.

As permitted by the DGCL, the Company’s certificate of incorporation (the “Charter”) includes provisions that (i) limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended, (ii) provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for certain liabilities, and (iii) require that any repeal or modification of such article by the Company’s stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification, among other provisions.

As permitted by the DGCL, the Charter also includes provisions that provide that (i) the Company will indemnify each of its directors and officers and, in the discretion of the Board, certain employees, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits the Company to provide broader indemnification rights than the DGCL permitted the Company to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are actually and reasonably incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of the Company, or at its request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) the right of each of the Company’s directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or the Company’s Amended and Restated Bylaws (the “Bylaws”), agreement, vote of stockholders or otherwise, among other provisions.

Additionally, the Company has also entered into indemnification agreements with each of its directors and executive officers (the “Indemnification Agreements”). These agreements provide that the Company will indemnify each of its directors and such officers to the fullest extent permitted by law and the Charter and Bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by the full text of the Form of Indemnification Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

The Company also maintains a general liability insurance policy, which covers certain liabilities of directors and officers of the Company arising out of claims based on acts or omissions in their capacities as directors or officers.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by the Company existing as of the date of the Merger Agreement in favor of the current and former directors and officers of the Company for their acts and omissions occurring prior to the Effective Time, as provided in the Charter, the Bylaws and the Indemnification Agreements, shall not be amended, repealed or otherwise modified in any manner that would affect the indemnification rights thereunder, except as required by applicable law, and the Surviving Corporation will observe, honor and fulfill such rights to the fullest extent available under the DGCL for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain, in effect, the existing policy of the directors’ and officers’ liability insurance maintained by the Company as of the date of the Merger Agreement (the “Existing D&O Policy”); provided that Parent or the Surviving Corporation will not be required to pay annual premiums for the Existing D&O Policy (or for any substitute or “tail” policies) in excess of three hundred percent (300%) of the most recently paid annual premium for the Existing D&O Policy.

If, following the Effective Time, Guarantor, Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent will ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, will assume the insurance and indemnification obligations described above.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting of the Board held on June 22, 2022, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger will be effected under Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board, on behalf of the Company, hereby unanimously recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

A copy of the letter to the Company’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(5)(G) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the joint press release issued by invoX Pharma and the Company on June 23, 2022, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

F-star is a clinical-stage biopharmaceutical company dedicated to developing next generation immunotherapies to transform the lives of patients with cancer. F-star is pioneering the use of tetravalent (2+2) bispecific antibodies. The Company’s most advanced product candidate, FS118, is currently being evaluated in proof-of-concept Phase 2 trials in PD-1/PD-L1 acquired resistance head and neck cancer patients and in checkpoint inhibitor naïve non-small cell lung cancer and diffuse large B-cell lymphoma patients. Its Phase 1 programs include FS222, which aims to improve outcomes particularly in patients with tumors that express low levels of PD-L1; FS120, which aims to improve checkpoint inhibitor and chemotherapy outcomes; and SB 11285, a next generation cyclic dinucleotide stimulator of interferon gene agonist designed to improve checkpoint inhibition outcomes as an immunotherapeutic compound for the treatment of selected cancers.

As part of the ongoing evaluation of F-star’s business, the Board frequently reviews, with senior management and the assistance of outside advisors, the Company’s strategic opportunities, including assessing partnership opportunities and other strategies to advance its programs for patients and enhance value for stockholders. Among other factors, the Board considers these alternatives in light of developments in the biopharmaceutical industry, the economy generally, the financial markets and the prospects for biotech companies raising capital, especially through the sale of common stock, and the Company’s capital requirements necessary to advance its programs. As part of this process, from time to time, the Company’s management has engaged in business development discussions with participants in the biopharmaceutical industry. None of those discussions progressed beyond preliminary phases, other than the Company’s publicly disclosed license and collaboration agreements. The Company did not enter into any acquisition-related non-disclosure or standstill agreements with such parties, other than as discussed below. In furtherance of these ongoing activities and for general corporate readiness, effective November 5, 2021, F-star engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) pursuant to a general mandate to assist the Company, including providing financial analysis and advising on Company valuation and, if applicable, responding to potential strategic opportunities.

On December 1, 2021, Eliot Forster, Ph.D., the Company’s president and chief executive officer, and representatives from the investment banking firm of PJT Partners (UK) Limited (“PJT”) had an introductory phone call. During that call, the PJT representatives indicated that its client invoX Pharma, the UK-based wholly owned subsidiary of Sino Biopharma, a top 40 global biopharmaceutical company, headquartered in Hong Kong and listed on the Hong Kong Stock Exchange, was interested in exploring the possibility of acquiring F-star. Specifically, this interest related to F-star potentially becoming part of invoX Pharma, the center of Sino Biopharm’s strategy to build its international biopharmaceutical R&D platform outside of China. Dr. Forster advised that any such interest would need to be addressed by the Board and stated that, if invoX Pharma was interested, it should submit a proposal to the Board for its due consideration.

On December 3, 2021, Sino Biopharm sent F-star a written non-binding proposal, based on publicly available information, indicating an interest in acquiring all the outstanding common stock and common stock equivalents of the Company for range between $11.00 and $14.00 per share in cash, subject to, among other things, due diligence and the negotiation and execution of a definitive agreement (the “December 3 Proposal”). At its mid-point, the December 3 Proposal represented a premium of approximately 140% to the Company closing stock price of $5.21 per share on December 2, 2021.

On December 7, 2021, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., legal counsel to the Company (“Mintz”). The focus of the meeting was the process for evaluating the December 3 Proposal and responding to Sino Biopharm. Representatives from Mintz discussed the fiduciary duties of directors under Delaware law in the context of considering Sino Biopharm’s proposal and potential other strategic alternatives, including remaining as a standalone company.

On December 14, 2021, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss further the December 3 Proposal and next steps. The Board authorized providing invoX Pharma and Sino Biopharm with access to nonpublic information about the Company to facilitate selected due diligence, in order that it might enable Sino Biopharm to propose a specific purchase price for the Board to consider, rather than a broad range.

On December 15, 2021, invoX Pharma was informed via representatives of PJT that it would be permitted access to nonpublic information in order to conduct due diligence, as requested, and would have until the first week in January 2022 to complete such diligence and submit a revised proposal. Such information would be provided pursuant to a confidentiality agreement.

On December 17, 2021, following discussions between Mintz and Shearman & Sterling LLP (“Shearman”), legal counsel to Sino Biopharm and invoX Pharma, the Company and Sino Biopharm entered into a confidentiality agreement (the “Confidentiality Agreement”). The Confidentiality Agreement included customary non-disclosure provisions and a standstill provision that prohibited Sino Biopharm, for 18 months from the date of the agreement, from offering to acquire or acquiring F-star, and from taking certain other actions, including soliciting proxies, without the prior written consent of F-star. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms and allowed Sino Biopharm to make confidential acquisition proposals to the Board at any time.

Following December 17, 2021, access to confidential information was granted and due diligence sessions were held between representatives from the management teams of the Company and invoX Pharma, including Mr. Benjamin Toogood who serves as the Chief Executive Officer of invoX Pharma and the Head of Global Business Development and M&A for Sino Biopharm.

On January 7, 2022, Sino Biopharm sent F-star a preliminary, written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for $15.50 per share in cash, subject to, among other things, additional due diligence, as described below, and the negotiation and execution of a definitive agreement (the “January 7 Proposal”). The January 7 Proposal represented a premium of approximately 226% to the Company closing stock price of $4.76 per share on January 6, 2022. However, it was explicitly subject to the receipt of additional clinical data and other key information. Sino Biopharm expressly stated that such information was necessary to validate its assumptions, in addition to the completion of its due diligence in other areas.

On January 10, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss the January 7 Proposal. Subject to the Confidentiality Agreement and other safeguards, the Board authorized the provision of further nonpublic clinical data and other sensitive information, as requested, and set a time frame for invoX Pharma to review and affirm its interest (i.e., by the end of January 2022). Dr. Forster delivered this message to Mr. Toogood and arranged for the sharing of additional information and management sessions, which occurred until the end of January, including sessions on January 20th and 25th.

On January 31, 2022, Mr. Toogood called Dr. Forster to inform him that the investment committee of Sino Biopharm had determined that there was insufficient clinical data to warrant an acquisition of F-star by invoX Pharma at this time, though Sino Biopharm had a continued, longer-term interest in F-star. With respect to the latter, Mr. Toogood suggested as an interim step that perhaps the parties consider a strategic collaboration (i.e., a partnering transaction with a significant equity investment), but did not propose any specific terms.

On February 2, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss developments with Sino Biopharm and other items, including the timetable for possible new clinical data, the continued deterioration of the capital-raising environment for biotech companies and the Company’s cash position, prospects for raising capital from investors and the capital necessary to advance its programs and realize value for stockholders. To help assess the viability of a potential sale of the Company, as compared to other potential alternatives, including remaining as a standalone company (with or without a strategic collaboration with Sino Biopharm), the Board authorized an outreach to a limited number of biopharmaceutical companies that might be interested in acquiring the Company. Specifically, the purpose was to gauge whether such parties might have an interest in having exploratory discussions about a potential strategic transaction with F-star.

On February 18, 2022, Sino Biopharm sent F-star a written follow-up communication to Mr. Toogood’s telephone call with Dr. Forster on January 31, 2022. Specifically, this non-binding proposal contemplated a $28.2 million common stock investment into F-star at $5.50 per share, together with a collaboration agreement regarding certain targets. This investment would result in Sino Biopharm owning 19.9% of the shares of F-star common stock outstanding immediately thereafter. Other important potential terms of the proposal, including intellectual property rights and governance representation, were not specified (the “February 18 Proposal”).

From mid-February 2022 until the end of March 2022, Morgan Stanley contacted 11 biopharmaceutical companies, including three existing partners of F-star. Three parties expressed an interest in having exploratory discussions regarding a potential strategic transaction (one of whom was an existing partner). Of those three, two signed confidentially agreements with F-star during this timeframe (February 26, 2022 and March 3, 2022). The other party already had a confidentially agreement in place with F-star from November 2021 in connection with general business development discussions. None of these confidentiality agreements contained a standstill provision.

Starting in late February 2022, each of the three parties were provided confidential information and conducted due diligence, including having management sessions with senior personnel from F-star, including Dr. Forster. Each of the three parties and invoX Pharma were treated equally with respect to their access to confidential information and F-star’s management team, and their scopes of discussions. There was also a fourth party that expressed a limited interest in a potential licensing arrangement relating to only one of the Company’s assets. This party also signed a confidentially agreement during this timeframe (March 23, 2022), which contained no standstill provision, and was afforded access to information and F-star management commensurate with its interest, including a conference call with Morgan Stanley on March 3, 2022 and a due diligence session with F-star on April 22, 2022.

Further, F-star continued to engage with Sino Biopharm about a potential strategic transaction on the basis of the February 18 Proposal. On March 15, 2022, representatives from F-star, including Dr. Forster, discussed additional clinical data, which had recently become available. These discussions were an effort to address Sino Biopharm’s view of the insufficiency of clinical data needed to support it reaffirming an acquisition proposal, as described above.

On March 29, 2022, Sino Biopharm sent F-star a written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for $10.00 per share in cash, subject to, among other things, additional due diligence in a limited number of areas, and the negotiation and execution of a definitive agreement (the “March 29 Proposal”). The March 29 Proposal represented a premium of approximately 151% to the Company closing stock price of $3.98 per share on March 28, 2022.

On March 31, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss the March 29 Proposal and the status of the three other interested parties. The Board authorized Morgan Stanley to request that each of the three parties interested in a potential acquisition of F-star submit a written proposal by mid-April (April 14, 2022) and to request that Sino Biopharm resubmit its proposed interest at the same time.

Before April 14, 2022, two of the interested parties informed Morgan Stanley they were no longer interested in pursuing discussions and would not be submitting an indication of interest. The remaining interested party (“Party A”) informed Morgan Stanley that it would be submitting a proposal, but would do so after April 14, 2022 following additional due diligence.

On April 20, 2022, a representative from PJT had a telephone call with Dr. Forster to discuss invoX Pharma’s due diligence findings and inform him that Sino Biopharm’s proposed purchase price of $10.00 per share was no longer reachable and vocalized a per share price of approximately $9.00 per share in cash. In subsequent conversations that day, representatives of Morgan Stanley and PJT discussed the potential inclusion of a contingent value right (“CVR”) in a future written, revised proposal. The triggers and other terms of the CVR were not specified. The stated reason for this reduction was invoX Pharma’s view that F-star’s future operating costs would be higher than invoX Pharma had initially estimated. Sino Biopharm provided no revised written proposal at this time, but indicated via representatives of PJT that it would develop a revised proposal in writing, including potentially a CVR feature.

On April 22, 2022, representatives from F-star, including Dr. Forster, had a due diligence session with representatives from the fourth interested party about its potential interest in a licensing arrangement involving one of the Company’s programs. This party indicated that its potential interest was limited to this single asset, but was not prepared to propose any specific terms at such time (and at no time thereafter did it).

On April 25, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss developments. The Board authorized the Company to continue to work with Sino Biopharm and Party A to develop their respective proposals so the Board could evaluate them in relation to other potential alternatives and priorities, including addressing the capital requirements of the Company in the deteriorating capital-raising environment for biotechs. By this time, a leading stock market index tracking the performance of biotech companies, the S&P Biotech Index, was down approximately 27% from the start of 2022, which was on top of declines of approximately 21% in 2021.

On April 29, 2022, Mintz sent Shearman a draft Merger Agreement, including an unspecified CVR component and several provisions relating to the cross-border nature of the proposed transaction, including the parties possibly making voluntary regulatory filings to the foreign direct investment authorities in the United States and United Kingdom to seek, on a voluntary basis, clearance of the transaction. The latter provision included the obligation of Sino Biopharm to pay F-star a reverse break-up fee if the transaction was not consummated because of the failure to satisfy the regulatory requirements of CFIUS, the Investment Security Unit (“ISU”) under the NSIA, or other foreign direct investment law by a certain date.

On May 6, 2022, senior personnel from F-star, including Dr. Forster, had a conference call with the business development team of the Oncology Group at Party A.

On May 13, 2022, Party A sent F-star a written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for an aggregate of $200 million in cash, equating to $8.83 per share in cash on a fully diluted share basis (the “Party A Proposal”). The Party A Proposal was subject to, among other things, the completion of remaining scientific and corporate due diligence and the negotiation and execution of a definitive agreement. The Party A Proposal represented a premium of approximately 305% to the Company closing stock price of $2.18 per share on May 12, 2022.

On May 16, 2022, Mintz sent a draft of the Merger Agreement to Party A’s legal counsel, Cravath, Swaine & Moore LLP (“Cravath”). This draft Merger Agreement was substantially similar to the draft sent to invoX Pharma, except for the absence of a CVR feature and the cross-border provisions.

On May 16, 2022, Morgan Stanley, at the direction of the Board, contacted Sino Biopharm via representatives of PJT and Party A to inform them that the Company requested best and final proposals by June 1, 2022 (which was subsequently updated to June 3, 2022), indicating that the parties were in a competitive process. It was noted that the Company would accommodate any final requests for information or due diligence to facilitate the foregoing.

On May 20, 2022, F-star signed an engagement letter with Morgan Stanley specific to providing advisory services in connection with a potential strategic transaction.

From mid-May 2022 until June 1, 2022, representatives from F-star held several separate due diligence calls with representatives from each of invoX Pharma and Party A. Both parties were treated equally in terms of access to information and F-star management.

On May 27, 2022, Cravath sent Mintz a mark-up of the draft merger agreement.

On June 1, 2022, representatives from Shearman, on behalf of invoX Pharma, conducted in-person due diligence at Mintz’s offices in New York City.

On June 1, 2022, Party A informed F-star that it had decided to withdraw its proposal and would no longer pursue any discussions at this time.

On June 1, 2022, a representative of PJT contacted Morgan Stanley to inform them that Sino Biopharm would be submitting a revised written proposal, but it would be for a lower purchase price than its March 29 Proposal. The stated reason was that, as a result of its additional due diligence, Sino Biopharm now viewed operating costs (specifically, R&D and integration costs) to be higher than it had originally estimated.

On June, 4, 2022, Sino Biopharm sent F-star a written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for $6.00 per share in cash with no CVR component (the “June 4 Proposal”). Sino Biopharm stated the June 4 Proposal was predicated on F-star granting Sino Biopharm a one-week exclusive negotiation period to complete confirmatory due diligence and the negotiation of definitive agreements. The June 4 Proposal, which was described as a “final proposal”, represented a premium of approximately 115% to the Company closing stock price of $2.79 per share on June 1, 2022.

On June 6, 2022, a representative of invoX Pharma sent a revised version of draft Merger Agreement, together with the draft form of tender and support agreements, which had been previously sent to Mintz on May 28, 2022 (the “Support Agreements”). Among other changes in the draft Merger Agreement was the removal of the CVR provision and provisions designed to be protective of F-star if the transaction failed to satisfy the regulatory requirements of applicable foreign direct investment authorities in a timely manner.

On June 6, 2022, at the direction of the Board, a representative of Morgan Stanley had a telephone conversation with a representative of PJT to inform him that the Board of F-star would not consider any proposal that failed to appropriately address any potential delays in satisfying the regulatory requirements of applicable foreign direct investment authorities, and that the proposed purchase price in the June 4 Proposal was insufficient.

On June 6, 2022, Sino Biopharm sent F-star a written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for $7.00 per share in cash (the “June 6 Proposal”). Sino Biopharm reiterated its request that F-star enter into a one-week exclusivity agreement. The June 6 Proposal, which was described as a “final proposal”, represented a premium of approximately 151% to the Company closing stock price of $2.79 per share on June 1, 2022.

On June 7, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss the June 6 Proposal. The Board authorized the Company to seek a revised proposal at a higher price and with appropriate provisions regarding the timing of satisfying the regulatory requirements of applicable foreign investment, as well as other material terms of the Merger Agreement. The Board also discussed with management the status of the Company’s business, financial condition and prospects as a standalone company. Based on such discussion, the Board directed management of the Company to reassess the financial projections of the Company given clinical, competitive and market developments occurring since the date of the last projections approved by the Board in December 14, 2021 (the “December 2021 Projections”).

On June 8, 2022, Sino Biopharm sent F-star a written non-binding proposal to acquire all the outstanding common stock and common stock equivalents of the Company for $7.12 per share in cash (the “June 8 Proposal”). Sino Biopharm reiterated its request that F-star enter into a one-week exclusivity agreement. The June 8 Proposal, which was described as a “final proposal”, represented a premium of approximately 106% to the Company closing stock price of $3.45 per share on June 7, 2022.

On June 9, 2022, the Board met via videoconference with members of management and representatives of Mintz to discuss further (i) the state of the Company’s business; (ii) its standalone business strategy and prospects; (iii) industry and market developments; and (iv) the capital-raising environment for biotech companies, the capital necessary for the Company to advance its programs and the anticipated dilutive effect on existing stockholders of raising such capital, given current and foreseeable stock market conditions. The Board unanimously adopted, at the recommendation of management, certain adjustments to the probability of success (“POS”) assumptions in the projections set forth in the December 2021 Projections. Specifically, management recommended POS adjustments related to Phase 2 trials for FS118 SCCHN, FS118 NSCLC and FS120 NSCLC, each adjusting from 40% POS to 20%, 20% and 25% POS, respectively. The reasons for these adjustments were new clinical data both from the Company and its competitors, as well as data emerging from the American Association for Cancer Research (“AACR”) meeting in April 2022 and American Society of Clinical Oncology (“ASCO”) at its Annual Meeting on June 3-7, 2022, collectively indicating that (i) higher overall response rates would be required in combination regimes making head-to-head comparisons harder to successfully achieve and (ii) the test patient populations are decreasing. The December 2021 Projections were based on different assumptions and these developments since that time raised the bar for success in these programs. Accordingly, the Board approved the projections with such revised POS weightings (the “June 2022 Projections”) and directed that the June 2022 Projections be used by Morgan Stanley in its analyses. Lastly, the Board authorized management and Mintz to continue to negotiate with Sino Biopharm based on the June 8 Proposal to reach definitive terms for the Board’s final consideration.

On June 10, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss the June 8 Proposal.

On June 11, 2022, Mintz sent Shearman a revised Merger Agreement, focusing on certain key terms, including the foreign direct investment provisions, the break-up fee payable by F-star in certain termination circumstances, and the “Company Material Adverse Event” definition. On June 14, 2022, Mintz sent to Shearman a more comprehensive mark-up of the Merger Agreement with other revisions.

Throughout the week of June 13, 2022, representatives from Mintz, Shearman, F-star and invoX Pharma continued to negotiate the final terms of the Merger Agreement, including the terms of an equity investment by invoX Pharma into F-star if the transaction were terminated because it failed to satisfy the regulatory requirements of applicable foreign direct investment authorities in a timely manner, in lieu of a reverse break-up fee (the “Equity Investment”). On June 14, 2022, Shearman sent Mintz a proposed transition services agreement for Dr. Forster and, subsequently, drafts of employment agreements for James Sandy, Chief Development Officer, and Neil Brewis, Ph.D., Chief Scientific Officer. Sino Biopharm required such arrangements be put in place concurrent with the Merger Agreement. Prior to this time, there was no specific discussions about post-closing employment for any individual executive officer of F-star. Other than with respect to the foregoing individuals, no future employment or directorship discussions occurred between Sino Biopharm and/or invoX Pharma, on one hand, and F-star’s executive officers, on the other hand, prior to the announcement of the Merger Agreement.

Between June 14, 2022, and June 22, 2022, representatives from Mintz and Shearman, at the direction of their respective clients, negotiated and finalized the terms of the Merger Agreement and related agreements, including the form of Support Agreements, the form of securities purchase agreement and the employment agreements required by Sino Biopharm.

On June 21, 2022, the Board met via videoconference with members of management and representatives of Morgan Stanley and Mintz to discuss the terms of the Equity Investment, in lieu of a reverse break-up fee remedy. The Compensation Committee also had a videoconference with representatives of management and Mintz to discuss the HR aspects of the potential transaction, including the above-reference employment arrangements.

On June 22, 2022, the Board held a meeting via videoconference with members of management and representatives from Morgan Stanley and Mintz. At the meeting, Mintz reviewed with the Board a detailed summary of the key provisions of the Merger Agreement and related agreements and the results of negotiations. Mintz also reiterated the Board’s fiduciary obligations in considering a merger transaction. Representatives from Morgan Stanley discussed certain financial analysis of the Offer Price and the Merger Consideration. At the meeting, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of June 22, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on upon the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by the holders of Company Shares (other than with respect to Company Shares held in the treasury of the Company or owned by Parent, Purchaser or the Company, or any direct or indirect wholly-owned subsidiary thereof, immediately prior to the Effective Time or held by a holder who is entitled to demand and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL (the “Excluded Company Shares”)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Company Shares. For a detailed discussion of Morgan Stanley’s opinion, please see below under the caption “—Opinion of Company’s Financial Advisor”. The written opinion rendered by Morgan Stanley to the Board is attached to this Schedule 14D-9 as Annex A. Morgan Stanley had previously provided to the Company its relationship disclosure letter, which stated there were no relationships requiring disclosure between it and the Company, Sino Biopharm and/or any affiliates thereof.

The Board discussed the potential reasons for and against the proposed transaction, including the Board’s analysis of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives, including remaining a standalone company. (see below under the heading “—Reasons for Recommendation”). Certain employee matters were also discussed, including employment matters described in Item 3. “ — Arrangements with Current Executive Officers and Directors of the Company”, which had been reviewed and approved by the Compensation Committee.

The Board then unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger will be effected under Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

Following the Board meeting, the Company, Guarantor, Parent and Purchaser executed and delivered the Merger Agreement and certain directors and executive officers of the Company and their respective affiliates delivered the Support Agreements with Parent and Purchaser. The parties agreed to publicly announce the transaction on the morning of June 23, 2022.

Before the opening of trading on Nasdaq on June 23, 2022, the Company and invoX Pharma issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Company Shares at a price of $7.12 per share in cash, and the Company filed a Current Report on Form 8-K.

On July 1, 2022, invoX Pharma and the Company each filed a joint voluntary notice with CFIUS.

On July 4, 2022, invoX Pharma filed a voluntary notification form with the ISU in the United Kingdom.

On July 7, 2022, Sino Biopharm and the Company each filed their respective Premerger Notification and Report Forms under the HSR Act for review in connection with the Offer.

On July 7, 2022, Purchaser commenced the Offer.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, consulted with management and outside legal and financial advisors at various times, and took into account numerous matters including, but not limited to, the reasons enumerated below. The Board has unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger will be effected under Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer:

Financial Terms; Certainty of Value

The Offer Price to be paid by Sino Biopharm would provide the Company’s stockholders with the opportunity to receive a significant premium over recent trading prices of the Company Shares. The Board reviewed the current and historical market prices with respect to the Company Shares and also considered the following:

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Cash Consideration; Certainty of Value. The Offer Price of $7.12 per share in cash to be received by the Company’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to the Company’s business or financial markets generally.

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Successful Negotiation. The Board believed, after extensive negotiations between the Company and Sino Biopharm (seven proposal letters), that it obtained the highest price per share that Sino Biopharm was willing to pay as of the execution of the Merger Agreement.

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Implied Premium. The relationship of the Offer Price to current and historical trading prices of the Company Shares, including the fact that the Offer Price represents a premium of approximately 127% over the 30-day volume weighted average price (“VWAP”) of Company’s common stock through June 22, 2022, the last trading day before the Board’s approval of the Transaction.

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Lack of Potential Counterparties. After outreach to 11 biopharmaceutical companies, Sino Biopharm was the only party to progress from a definitive proposal to the negotiation of a definitive agreement to acquire 100% of the Company Shares and the Board believed that the Offer Price was the highest price that Sino Biopharma or any other interested party would be willing to pay, that the Merger Agreement contained the most favorable terms to the Company to which Sino Biopharm was willing to agree and that it was unlikely that any potential alternative bidder could consummate a transaction that would be on terms superior to those offered by Sino Biopharm.

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Industry and Economy. The Board considered the current state of the economy and assessed the stage of the pharmaceutical industry cycle, financing markets, uncertainty in drug pricing and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally and within the Company’s industry in particular. By the time the Board approved the Merger Agreement on June 22, 2022, the S&P Biotech Index was down approximately 36% from the start of 2022, which was on top of declines of approximately 21% in 2021.

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Impact of COVID-19. The Board considered the potential effects of the COVID-19 pandemic on the Company’s current and future business and operations, including customer, supplier, vendor and manufacturer interactions, clinical trial enrollments and interactions with and responses from governmental authorities.

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Morgan Stanley Opinion. The Board also considered the opinion of Morgan Stanley to the effect that, as of June 22, 2022, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Merger Consideration to be received by the holders of Company Shares (other than holders of the Excluded Company Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Company Shares, as more fully described below in the section entitled “ —Opinion of the Company’s Financial Advisor.”

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Forecasts. The Board considered forecasts for the Company prepared by its senior management, which reflected an application of various assumptions of the Company’s management with respect to its product candidates, including the following:

•	the Company’s belief that existing cash and cash equivalents as of March 31, 2022 would only fund its operating plan into the first quarter of 2023; and

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the anticipated dilutive effect on the Company’s existing stockholders if the Company remained a standalone entity and attempted to raise the capital necessary to advance its programs, given the current and foreseeable stock market conditions for biotech companies.

For further discussion, see “—Certain Financial Projections.”

Prospects of the Company

The Board considered the Company’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as the Company’s long-term business plan and prospects and the execution risks associated with the development, regulatory approval and commercialization of the Company’s product candidates (whether on its own or through collaboration with strategic partners), including:

•	the risks faced by the Company as an independent public company, including:

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Cost of and Need for Additional Capital. The Company’s financial position, anticipated operating expenses and the need to raise substantial additional capital to fund clinical development of its programs and bring these product candidates through clinical trials and potential commercialization, including the financial constraints on the Company’s ability to pursue these activities if such financing were not available. The Board also considered the risk that equity or debt financing, or collaboration or strategic partnerships, may not be available on acceptable terms, if at all, and considered the uncertain cost of such financings and the substantial dilution that could that result to existing stockholders of the Company from any equity financing. In this regard, the Company estimated that the Company would need to raise an additional $90 million to fund itself until mid-2024.

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Risks Related to the Company’s Clinical Development Programs. The length of time, cost and related risks concerning the successful development, regulatory approval, eventual commercialization and market acceptance of the Company’s product candidates including the risks that its clinical trials could take longer than expected and may have results that, even if positive, may not indicate a product profile that would be competitive with the Company’s competitors’ products that are approved for the treatment of the conditions the Company’s product candidates are designed to treat and that the FDA or equivalent governmental regulatory body may not approve any such product candidates.

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The Company’s Current Investigational Pipeline. The status of and prospects for the Company’s current investigational pipeline of programs that are not yet in clinical trials, the potential cost of these programs and the fact that these early-stage pipeline programs may not result in product candidates, that any clinical trials of these pipeline programs may not be successful, and that the FDA or equivalent governmental regulatory body may not approve any such products.

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Competitive Risks. The Company’s competitive position in the biopharmaceutical industry and competitive and clinical risks, including data emerging from the recent AACR and ASCO meetings indicating the hurdles for success may be higher for the Company’s product candidates and sector, and existing or potential future competition from larger and better funded companies that might have competitive advantages from their broader commercial scope and economies of scale in pricing.

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Employee Retention and Hiring. The Company’s need to retain its senior management and employees, and the Company’s need to recruit, retain and motivate qualified executives and other key employees amid intense hiring competition for such qualified individuals, including from larger competitors and the cash impact of competitive compensation packages and dilution resulting from equity-based incentive compensation.

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the Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Merger represents the Company’s best reasonably available alternative for maximizing stockholder value.

Strategic Alternatives

The Board considered the other strategic alternatives available to the Company, including:

•	the alternative of remaining a standalone company;

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the possibility of other parties making an offer to acquire the Company, including the timing and likelihood of such an offer, and the terms of the Merger Agreement allowing the Company to terminate the Merger Agreement to enter into an alternative transaction as described below;

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the fact that the Company had conducted a strategic process, which consisted of contacting 11 companies that the Company believed would be interested in a potential strategic transaction, in addition to Sino Biopharm; and

•	the Board’s belief that pursuing partnering transactions for one or more of the Company’s product and product candidates was unlikely to result in greater value to the Company’s stockholders.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Merger and Offer would be consummated in a timely manner, including the following:

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the Merger is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which the Company’s stockholders who do not tender in the Offer will receive the same price per Share as is paid in the Offer, and that such relatively short time frame would be expected to reduce the uncertainty and potential disruption to the Company’s business pending the closing of the Merger;

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the assessment that the transaction was not subject to any mandatory notifications to any foreign direct investment authorities, including CFIUS and the ISU, and that a voluntary filing and process to satisfy the regulatory requirements of the applicable foreign direct investment authorities could be completed in a reasonable time. Further, if unexpected delays were experienced relating to the satisfaction of the regulatory requirements of applicable foreign direct investment authorities, the Board considered the specific termination rights that the Company had successfully negotiated and the ability to require invoX Pharma to make a $12 million equity investment in the Company in the event of a termination of the Merger Agreement in such circumstance.

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the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (1) the Offer Price as compared to recent trading prices of the Company Shares, and the certainty of value to the Company’s stockholders presented by the Offer; (2) the business reputation, management and significant financial resources of Sino Biopharm and willingness of Sino Biopharm to consummate the Offer; (3) the Company’s termination rights in the event the transaction failed to satisfy the regulatory requirements of applicable foreign direct investment authorities in a timely manner, including in such instance the obligation of invoX Pharma to provide the Company capital in the form of a $12 million equity investment, if elected by the Company; (4) the nature of the conditions to the Offer and Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, provide a high degree of likelihood that the Offer and Merger will be consummated; (5) the Company’s ability to specifically enforce Parent’s and Purchaser’s obligations under the Merger Agreement, including Parent’s and Purchaser’s obligations to consummate the Offer and Merger, and the Company’s ability to seek damages upon any willful and material breach by Parent or Purchaser of the Merger Agreement; and (6) the obligations of Sino Biopharm as the guarantor and primary obligor of the foregoing obligations;

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the Board’s belief, following consultation with its legal advisors, that the Transactions with the aforementioned protections represented a manageable level of risk of not achieving regulatory clearance or having a delay in the consummation of the Merger due to regulatory review; and

•	the consummation of the transactions contemplated by the Merger Agreement is not subject to any financing condition.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

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Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Company Shares tendered and not validly withdrawn pursuant to the Offer, and if prior to taking such actions the Board determines in good faith, after consultation with independent financial advisors and outside legal counsel, that an unsolicited acquisition proposal from a third party constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and the failure to take such actions would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements, then the Company and its representatives may enter into a confidentiality agreement with the third party on terms that are no less favorable to the Company than those contained in the Confidentiality Agreement and does not prohibit the Company from providing any information to Parent in accordance with the terms of the Merger Agreement, and furnish information with respect to the Company and engage in or otherwise participate in discussions or negotiations with the person or group of persons making such acquisition proposal (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements —The Merger Agreement —No Solicitation”).

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Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. Prior to the Effective Time, the Board may effect a Company Adverse Change Recommendation (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into a Specified Agreement (as defined in the Merger Agreement), provided that the Company has taken certain specified steps as required by the Merger Agreement, including that the Board determines in good faith after consultation with independent financial advisors and outside legal counsel that the failure to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable legal requirements; the Company has given Parent written notice of the Board’s intention to make a Company Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement no earlier than four business days after the Company provides such notice to Parent; that the Company has negotiated in good faith with Parent, to the extent that Parent desires to negotiate, with respect to any proposed revisions to the Merger Agreement or other proposals by Parent so that the Acquisition Proposal (as defined in the Merger Agreement) would no longer constitute a Superior Proposal and that the Company is not in breach in any material respect of its non-solicitation obligations with respect to the Superior Proposal or Acquisition Proposal. The Company’s ability to terminate the Merger Agreement is subject to the Company’s payment to Parent of a termination fee of $7,250,000 (as more fully described in the Offer to Purchase under the sections, “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “ — The Merger Agreement; Other Agreements — Merger Agreement —Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”).

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Change of Recommendation in Response to an Intervening Event. The ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Company’s stockholders tender their Company Shares to Purchaser pursuant to the Offer in certain circumstances, including certain circumstances in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee (as more fully described in the Offer to Purchase under the section “The Merger Agreement; Other Agreements — Merger Agreement — No Solicitation”; “The Merger Agreement; Other Agreements—Merger Agreement —Termination” and “The Merger Agreement; Other Agreements —Merger Agreement—Effect of Termination).

•	Termination Fee. Parent is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation, in which event the Company will have an obligation to pay to Parent a termination fee of $7,250,000 (as more fully described in the Offer to Purchase under the sections “The Merger Agreement; Other Agreements — Merger Agreement — Termination” and “The Merger Agreement; Other Agreements — Merger Agreement — Effect of Termination”). The Board believes, after discussions with Mintz, that the amount of the termination fee is reasonable in light of the terms of the Merger Agreement and the negotiation process that led to the execution of the Merger Agreement, is comparable to termination fees in similarly sized transactions and is unlikely to serve as a meaningful deterrent to other acquisition proposals.

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Extension of the Offer. Purchaser’s obligation to accept and pay for all Company Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however Purchaser is required to extend the Offer beyond the initial Expiration Date for: (i) the minimum period required by any applicable law, interpretation of the SEC or its staff or Nasdaq or its staff; (ii) periods of not more than ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated, the approval required under applicable foreign investment law has been obtained or any outstanding offer condition is satisfied (excluding the Minimum Condition unless a third party has made an Acquisition Proposal) and (iii) up to two additional periods of not more than ten business days each, at the request of the Company, if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived; provided that Purchaser shall not in any event be required to extend the Offer beyond the earlier to occur of (x) the termination of the Merger Agreement and (y) the End Date (as such term is defined in the Merger Agreement).

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End Date. The date of October 20, 2022 is the termination date under the Merger Agreement on which either Parent or the Company, subject to certain exceptions, can terminate the Merger Agreement. This date is anticipated to allow for sufficient time to consummate the Offer and the Merger and is subject to additional automatic extensions (until November 19, 2022) if certain regulatory conditions approvals have not been obtained or the Minimum Condition has not been satisfied.

General Matters

The Board considered a number of other reasons related to the Merger, including:

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Appraisal Rights. Statutory appraisal rights under the DGCL in connection with the Merger will be available to stockholders who do not tender their Company Shares in the Offer and who otherwise comply with all required procedures under the DGCL. For a description of these appraisal rights, see information under the heading “Item 8. Additional Information — Appraisal Rights.”

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Unanimous Board Approval. The fact that resolutions approving the Merger Agreement were unanimously approved by all seven members of the Board, which is comprised of a majority of independent directors who are neither affiliated with invoX Pharma or Sino Biopharm nor employees of the Company, and which retained and received advice from its advisors in evaluating, negotiating and recommending the terms of the Merger Agreement.

The Board also considered a number of uncertainties, risks and potentially negative reasons in its deliberations concerning the Merger, including the following (not necessarily in order of relative importance):

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No Ongoing Equity Interest in the Company. The Offer Price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in the possible growth and profits of the Company following the completion of the Merger, including potential positive outcomes in the clinical trials, FDA approval process and commercialization of product candidates and any other research and development program, each of which could result, if the Company had remained independent, in future prices for the Company Shares in excess of the Offer Price.

•

Inability to Solicit Takeover Proposals. The fact that the non-solicitation provisions of the Merger Agreement that restrict the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $7,250,000, which could have the effect of discouraging alternative proposals for a business combination with the Company or adversely affect the valuation that might be proposed by a third party.

•

Transaction Costs. There are and will be significant costs involved in connection with entering into and completing the Merger and related actions, substantial time and effort of the Company’s management and certain other employees will be required to complete the Merger and the related actions, and there may be significant related disruptions or potential disruptions to the Company’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with the Company.

•

Interim Operating Covenants. The terms of the Merger Agreement impose operational restrictions on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the Merger or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Merger).

•	Litigation Risk. The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer, the Transactions, and the consummation of the Merger.

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Tax Treatment. The fact that the consideration paid as a result of the Offer and the Merger would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes, and for those who are U.K. holders taxable in that jurisdiction.

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Potential Conflicts of Interest. The fact that the interest of the Company’s executive officers and directors in the Merger that may be different from, or in addition to, those of the Company’s stockholders generally, as more fully described under the caption entitled Item 3. “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

•	Risks That the Merger Might Not Be Completed. The risk that the Merger might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of the Company Shares, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company; (2) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate; and (3) the possible sale of the Company Shares by short-term investors following the announcement of the termination of the Merger Agreement;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•

the relationships with the Company’s employees, suppliers, partners and others that do business or may do business in the future with the Company. During its consideration of the Merger Agreement and the Merger, the Board also was aware of the fact that some of the Company’s directors and executive officers have interests in the Merger that differ from, or are additive to, the interests of the Company’s stockholders generally, which interests are described under the caption entitled Item 3. “—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

In light of these various reasons and having weighed the risks, uncertainties, restrictions and potentially negative reasons associated with the Offer and the Merger with the potential benefits of the Offer and the Merger, the Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interests of, the Company and its stockholders; (ii) agreed that the Merger will be effected under Section 251(h) of the DGCL; (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; and (iv) resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.

In considering the various factors discussed above, the Board did not assign any relative or specific weights to those factors, and individual directors may have given different weight to different factors.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of the Company’s Financial Advisor

The Company retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as its financial advisor to the Board in connection with a potential sale of the Company and to provide financial advice and assistance and, upon the Company’s request, to render a financial opinion in each case in connection therewith. The Board selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of and involvement in recent transactions in the Company’s industry. On June 22, 2022, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Board to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in Morgan Stanley’s written opinion, the Offer Price to be received by the holders of Company Shares and In the Money Options pursuant to the Merger Agreement was fair, from a financial point of view, to such holders of Company Shares.

The full text of the written opinion of Morgan Stanley delivered to the Board, dated June 22, 2022, is attached as Annex I and incorporated by reference into this Schedule 14D-9 in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders of the Company are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the Offer Price to be received by the holders of Company Shares (other than holders of the Excluded Company Shares) pursuant to the Merger Agreement. Morgan Stanley did not express any view on, and the opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. The opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley’s opinion does not constitute an opinion or recommendation as to how the holders of Company Shares should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether or not such holder should tender its Company Shares into the Offer. The summary of Morgan Stanley’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company including the June 2022 Projections;

•	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

•	reviewed the reported prices and trading activity for Company Shares;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for Morgan Stanley’s opinion. With respect to the financial projections, at the direction of the Board Morgan Stanley used in its analysis the June 2022 Projections, and Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement would not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary or requested governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Offer Price to be received by the holders of Company Shares in the transaction. Morgan Stanley did not express any view on, and Morgan Stanley’s opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley’s opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to Morgan Stanley as of June 22, 2022. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 22, 2022, which was the last trading day prior to the first public knowledge of the possibility of an impending transaction involving the Company and Parent, and is not necessarily indicative of current market conditions.

In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon the June 2022 Projections (each as defined in the section captioned “—Certain Financial Projections” in this Schedule 14D-9).

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis of the Company to calculate ranges of the implied equity value of the Company to existing holders of Company Shares and ranges of the related implied equity value per Company Share. A discounted cash flow analysis is a valuation methodology which is used to derive the implied value of an asset by calculating the present value of the estimated unlevered free cash flows and terminal value of such asset. “Unlevered free cash flows” refers to a calculation of the future cash flows generated by the asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Morgan Stanley used the June 2022 Projections for purposes of its discounted cash flow analysis, as more fully described below. Relying on the June 2022 Projections, Morgan Stanley first calculated the estimated unlevered free cash flows of the Company for the period from fiscal years 2022 through 2040. The estimated unlevered free cash flows were calculated as earnings before interest and taxes, less taxes, and less changes in net working capital, as set forth in the June 2022 Projections. Morgan Stanley also calculated a terminal value for the Company by applying a perpetuity growth rate of negative 5% to the estimated unlevered free cash flows of the Company after the fiscal year 2040. The perpetuity growth rate applied was selected by Morgan Stanley based on its professional judgment and experience. Morgan Stanley then discounted the unlevered free cash flows and terminal value to their present values as of June 22, 2022 using the discount rates ranging between 12.2% and 14.2%. The range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Company’s estimated weighted average cost of capital, which estimates were derived by application of the capital asset pricing model, which takes into account certain Company-specific metrics, including the Company’s capital structure, an assumed tax rate and a beta, as well as certain financial metrics for the financial markets generally. For purposes of determining the Company’s weighted average cost of capital, market data as of June 22, 2022 was utilized. Morgan Stanley calculated a range of implied aggregate values of the Company by adding together the ranges of present values of the unlevered free cash flows and terminal value.

Morgan Stanley noted that June 2022 Projections assumed additional equity capital raises to fund the Company’s business throughout the forecast period. Morgan Stanley calculated the number of shares to be issued in connection with such equity capital raises using two sets of assumptions, which were (i) the initial equity capital raise was completed assuming a price of $3.98 per Company Share, which was the closing trading price of the Company Shares on June 22, 2022, and future offering prices were based on such initial offering price and assumed a growth rate of 13.2%, representing Morgan Stanley’s estimate of the Company’s cost of equity (the “Spot Price Case”), and (ii) the initial equity capital raise was completed at a price of $3.13 per Company Share, which was the 30-day volume-weighted average trading price of the Company Shares over a 30-day period ending June 22, 2022, and future offering prices were based on such initial offering price and assumed a growth rate of 13.2%, representing Morgan Stanley’s estimate of the Company’s cost of equity (the “30D VWAP Case”). Under each set of above capital raising assumptions, a new issue discount was applied to the assumed prevailing issuance price to simulate an inducement for investor participation in the offering.

Morgan Stanley then calculated an indicative range per share of the Company Shares outstanding on a fully diluted basis as of June 22, 2022 using both the Spot Price Case and the 30D VWAP Case as follows:

Future Follow-on Offering Scenario	Implied Value Per Company Share ($)
Spot Price Case	7.83-9.67
30D VWAP Case	6.61–8.15

Morgan Stanley noted that the Offer Price to be received by the holders of Company Shares pursuant to the Merger Agreement was $7.12 per Company Share.

Premiums Paid Analysis

For reference only, Morgan Stanley considered, based on publicly available transaction information, the premiums paid in nine selected acquisitions of publicly traded biopharmaceutical companies announced since January 1, 2016 with aggregate transaction values of between $100 million and $1 billion which, in its professional judgment, Morgan Stanley generally considered relevant for purposes of its premiums paid analysis. The following is a list of the transactions considered:

Date Announced	Target	Acquiror	Premium to Unaffected Price
04/19/2022	Checkmate Pharmaceuticals, Inc.	Regeneron Pharmaceuticals, Inc.	336%
12/15/2020	Prevail Therapeutics Inc.	Eli Lilly and Company	80%
11/02/2020	Kiadis Pharma N.V.	Sanofi S.A.	272%
03/04/2019	Nightstar Therapeutics PLC	Biogen Inc.	68%
01/31/2018	Cascadian Therapeutics, Inc.	Seattle Genetics, Inc.	69%
01/05/2018	TiGenix NV	Takeda Pharmaceutical Company Limited	81%
01/18/2017	CoLucid Pharmaceuticals, Inc.	Eli Lilly and Company	33%
09/14/2016	Vitae Pharmaceuticals, Inc.	Allergan plc	159%
01/19/2016	Biotie Therapies Corp.	Acorda Therapeutics, Inc.	95%
Mean			133%
Median			81%

Morgan Stanley measured the premiums paid in the transactions described above over the closing price of the target company’s stock on the last trading day prior to the first public knowledge of the possibility of an impending transaction involving the acquiror and the target. Morgan Stanley calculated that, with respect to all such transactions, the mean and median of the premiums were 133% and 81%, respectively. Based upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of premiums of 75% to 150% and 30% to 50% and applied these ranges of premiums to the relevant trading price of the Company Shares as of certain specific dates. Morgan Stanley applied the selected range of premiums of 75% to 150% to the closing share price of the Company Shares as of June 22, 2022, which resulted in an implied price range per share of $6.97 to $9.95. Morgan Stanley applied the selected range of premiums of 75% to 150% to the 30-day volume-weighted average price of the Company Shares over a 30-day period ending June 22, 2022, which resulted in an implied price range per share of $5.48 to $7.83. Morgan Stanley applied the selected range of premiums of 30% to 50% to the highest historical trading price of the Company Shares in the 52-week period ending June 22, 2022, which resulted in an implied price range per share of $12.31 to $14.21. Morgan Stanley noted that the Offer Price to be received by the holders of Company Shares pursuant to the Merger Agreement was $7.12 per Company Share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer and the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other factors beyond the control of the Company, such as the impact of competition on the business of the Company or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean and median) is not in itself a meaningful method of using precedent transaction data.

Historical Trading Range Analysis

For reference only, Morgan Stanley reviewed the historical trading range of Company Shares for the 12-month period, the 6-month period, and the 3-month period, respectively, in each case ending June 22, 2022, and observed that, (i) during such 12-month period, the maximum closing price for Company Shares was $9.47 and the minimum closing price for Company Shares was $2.18; (ii) during such 6-month period, the maximum closing price for Company Shares was $5.36 and the minimum closing price for Company Shares was $2.18; and (iii) during such 3-month period, the maximum closing price for Company Shares was $4.02 and the minimum closing price for Company Shares was $2.18. Morgan Stanley further observed that, as of June 22, 2022, the closing trading price for Company Shares was $3.98. Morgan Stanley noted that the Offer Price to be received by the holders of Company Shares pursuant to the Merger Agreement was $7.12 per Company Share.

Equity Research Analysts’ Price Target Analysis

For reference only, Morgan Stanley reviewed the future public market trading price targets for Company Shares included in research reports prepared and published by six selected equity research analysts prior to June 22, 2022. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of Company Shares and were not discounted to reflect present values. Morgan Stanley noted that these research reports did not specifically include any downward adjustments for potential additional equity issuances by the Company to fund the Company’s business and operations. The range of undiscounted analysts’ price targets for Company Shares published prior to June 22, 2022 was $15 to $35. Morgan Stanley noted that the Offer Price to be received by the holders of Company Shares pursuant to the Merger Agreement was $7.12 per Company Share.

Equity Research Analyst	Price Target
H.C. Wainwright & Co.	$35
Ladenburg Thalmann & Co. Inc.	$15
B. Riley Financial, Inc.	$28
SVB Securities LLC	$21
Oppenheimer & Co. Inc.	$33
Laidlaw & Company (UK) Ltd.	$32
Median	$30

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for Company Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

In connection with the review of the transaction by the Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Offer Price to be received by the holders of Company Shares (other than holders of the Excluded Company Shares), and in connection with the delivery of its opinion to the Board. These analyses do not purport to be appraisals or to reflect the prices at which Company Shares might actually trade.

The Offer Price was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Morgan Stanley acted as financial advisor to the Board during these negotiations but did not, however, recommend any specific consideration to the Company or the Board, nor opine that any specific consideration constituted the only appropriate consideration for the Offer.

Morgan Stanley’s opinion and its presentation to the Board was one of many factors taken into consideration by the Board in deciding to approve the execution, delivery and performance by the Company of the Merger Agreement and the transaction contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Board with respect to the consideration pursuant to the Merger Agreement or of whether the Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in the Offer or the Merger, or any related derivative instrument.

Under the terms of its engagement letter dated May 20, 2022, Morgan Stanley provided the Company financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the transactions contemplated by the Merger Agreement. As compensation for Morgan Stanley’s financial advisory services, the Company paid Morgan Stanley a fee of $1.0 million (the “Announcement Fee”), which was contingent upon the earlier of the rendering of Morgan Stanley’s opinion and the execution of definitive agreement with respect to the Merger. The Company also has agreed to pay Morgan Stanley a fee equal to $6.5 million (the “Transaction Fee”), which is contingent upon the consumption of the Merger. The Announcement Fee will be credited against the Transaction Fee payable if the Merger is consummated. In addition to the Transaction Fee, the Company may, in its sole discretion, pay an additional discretionary fee of up to $2.5 million to Morgan Stanley, based on the overall services provided by Morgan Stanley in connection with Morgan Stanley’s engagement. The Company has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with Morgan Stanley’s engagement. In addition, the Company has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, relating to, arising out of or in connection with Morgan Stanley’s engagement. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley did not provide financial advisory and financing services for the Parent or, other than in connection with the Merger, the Company for which they have received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Morgan Stanley is an internationally recognized investment banking firm providing a full range of investment banking and other services. the Company selected Morgan Stanley as its independent financial advisor in connection with the Merger because of Morgan Stanley’s reputation and expertise in investment banking and mergers and acquisitions. Morgan Stanley, as part of its investment banking services, regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

A copy of Morgan Stanley’s opinion is attached hereto as Annex I and incorporated herein by reference. Morgan Stanley’s opinion will also be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested stockholder of the subject company or representative who has been so designated in writing.

Certain Financial Projections

F-star does not yet have any marketed products and does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, in connection with its strategic planning process and at the direction of the Board in connection with its evaluation of the proposed transaction with Parent, F-star management prepared certain non-public, unaudited prospective financial information for fiscal years 2022 through 2040 with respect to F-star’s product programs based on its view of the prospects for F-star, including the December 2021 Projections and the June 2022 Projections (collectively, the “Projections”), which include the December 2021 Projections and the June 2022 Projections. These Projections reflect risk-adjusted outlooks and were based on certain internal assumptions about the probability of technical success and regulatory approval, epidemiology, timing of commercial launch, sales ramp, market size, market share, pricing, reimbursement, duration of therapy, competition, partnering arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, ability to raise future capital, and other relevant factors relating to F-star and its product candidates. Each of the December 2021 Projections and the June 2022 Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to F-star management at the time such Projections were created.

The Projections were approved by the Board and considered by the Board in connection with its evaluation of the Transactions compared to F-star’s other strategic alternatives. The June 2022 Projections, at the direction of the

Board, were used and relied upon by Morgan Stanley in connection with the rendering of Morgan Stanley’s opinion to the Board and in performing the related financial analyses. For a description of Morgan Stanley’s opinion to the Board, see (“—Opinion of the Company’s Financial Advisor”).

Cautionary Note About the Projections

The summaries of the Projections are not included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Projections are included in this Schedule 14D-9 because the Projections were provided to the Board and to Morgan Stanley to evaluate the Transaction as compared to F-star’s other strategic alternatives. The December 2021 Projections and the June 2022 Projections may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date such Projections were prepared, including the announcement of the Offer and Merger.

The Projections, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, including as a result of F-star not currently having any marketed products, and many of which are beyond F-star’s control. Because the Projections cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on F-star’s business and its results of operations. The Projections were prepared by F-star’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond F-star’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for F-star’s product candidates. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, but are not limited to: (i) that F-star has incurred significant losses since its inception and it expects to incur losses for the foreseeable future; (ii) the availability and terms of substantial additional funding as may be necessary to complete the development and commence commercialization of F-star’s product candidates; (iii) F-star’s ability to continue to operate as a going concern; (iv) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (v) competition for F-star’s drug discovery and development efforts; (vi) reliance on third parties, including independent clinical investigators, contracted laboratories and contracted research organizations, to conduct F-star’s preclinical studies and clinical trials; (vii) the effect of regulatory actions, the receipt of regulatory approvals and related timelines; (viii) the availability of partnering arrangements on favorable terms or at all; (ix) the effect of global economic conditions; (x) the availability of third-party reimbursement regimes; (xi) the market acceptance of F-star’s potential products; (xii) changes in applicable laws, rules and regulations; (xiii) accuracy of certain accounting assumptions; (xiv) the effect of the COVID-19 pandemic; (xv) the effect of the Ukraine conflict; (xvi) F-star’s ability to protect and enforce its intellectual property; (xvii) claims by third parties asserting that F-star’s employees or F-star has misappropriated such third party’s intellectual property; (xviii) retention of key personnel; (xix) manufacturing difficulties; and (xx) other risk factors described in F-star’s annual report on Form 10-K for the fiscal year ended December 31, 2021, as amended, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, as well as this section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by F-star’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative undertaking. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of F-star’s product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that F-star will obtain the regulatory approvals necessary for the commercialization of its product candidates, or that F-star’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that F-star may market or commercialize. Since the Projections cover an extended period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on F-star’s product candidates. The Projections were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither F-star’s independent registered public accounting firm nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto.

The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of F-star, Parent, Purchaser, Guarantor or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and none of the Projections should be relied upon as such or construed as financial guidance. None of F-star, Parent, Purchaser, Guarantor or any of their respective affiliates, officers, directors, advisors, or other representatives assumes any responsibility for the accuracy of this information. None of F-star or any of its affiliates, advisors, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from any of the Projections. None of F-star or any of its affiliates, advisors, officers, directors, advisors or other representatives has made or makes any representation or warranty to any F-star stockholders regarding the likelihood that any of the Projections will be achieved consistent with any of the Projections or at all, the results of F-star’s clinical trials, the potential timing and approval of commercial launch of any of F-star’s future products, the effectiveness or marketability of F-star’s product candidates, or the overall future performance of F-star. F-star management believed the assumptions used in the preparation of the Projections to be reasonable at the time they were made.

Certain of the measures included in the Projections, including unlevered free cash flow, are financial measures that are not calculated in accordance with GAAP. “Unlevered free cash flow” is calculated as earnings before interest and taxes, less taxes and changes in net working capital. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. In addition, “NOPAT” (net operating profit after tax) is a company’s potential cash earnings if its capitalization were not encumbered or subject to any debt. The figure would not include one-time losses or charges; accordingly, such measure may not provide an accurate representation of F-star’s true profitability. Unlevered free cash flow and NOPAT are non-GAAP financial measures, should not be considered in isolation form, or viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The summary of the information below is included solely to give F-star’s stockholders access to the information that was made available to the Board and Morgan Stanley, and is not included in this Schedule 14D-9 in order to influence any F-star stockholder to make any investment decision with respect to the Offer or the Merger.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Morgan Stanley for purposes of its opinion and financial analyses as described above in the section titled “—Opinion of the Company’s Financial Advisor” or by the Board in connection with its consideration of the Merger. Accordingly, no reconciliation of any financial measures included in the Projections is included in this Schedule 14D-9.

Neither F-star nor any of its affiliates, advisors, officers, directors, advisors or other representatives undertakes any obligation to update or otherwise revise or reconcile the December 2021 Projections or the June 2022 Projections to reflect circumstances existing after the date such Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Projections are shown to be in error. F-star does not intend to make publicly available any update or other revisions to the Projections, except as otherwise required by law. The Projections were developed by the F-star management without giving effect to the Merger or the other transactions contemplated by the Merger Agreement or any changes to F-star’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the Merger or costs related to other transactions contemplated by the Merger Agreement. Furthermore, the Projections do not take into account the effect of any failure of the transactions contemplated by the Merger Agreement to be completed and should not be viewed as accurate or continuing in that context. The Projections are subjective in many respects and is thus subject to interpretation. Please refer to “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

December 2021 Projections

In December 2021, F-star management prepared the December 2021 Projections, as summarized below, and such Projections were approved by the Board and provided to Morgan Stanley. As described below, in June 2022, the F-star management subsequently prepared the June 2022 Projections to make certain adjustments to certain underlying assumptions of the December 2021 Projections. The June 2022 Projections were adopted by the Board in June 2022 and, at the Board’s direction, were used and relied upon by Morgan Stanley as the basis for the rendering of its opinion and performing the financial analyses described in “—Opinion of the Company’s Financial Advisor”.

The December 2021 Projections for the applicable fiscal years are summarized below (in millions):

	Fiscal Year Ending December 31,
($ in millions)	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Revenue
FS-118: SCCHN	—	—	—	—	—	18	54	84	115	119	123	126	130	134	138	142	117	91	78
FS-118: NSCLC	—	—	—	—	—	—	11	50	85	123	145	168	192	198	204	210	173	134	115
FS-222: NSCLC	—	—	—	—	—	25	77	111	164	169	174	179	184	190	196	202	208	214	176
FS-120: NSCLC	—	—	—	—	—	—	6	28	48	70	82	95	109	112	116	119	123	126	104
Sale Proceeds from SB 11285	15	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collaboration Payments Received	15	24	4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Revenue	30	24	4	—	—	43	148	273	413	480	523	568	615	634	653	673	621	565	473

COGS	—	—	—	—	—	(4)	(15)	(27)	(41)	(48)	(52)	(57)	(62)	(63)	(65)	(67)	(62)	(56)	(47)

Gross Profit	30	24	4	—	—	38	133	246	372	432	471	511	554	571	588	606	559	508	426

R&D	(41)	(31)	(34)	(45)	(27)	(7)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(1)	(1)	—
S&M	—	—	—	—	(7)	(38)	(55)	(76)	(104)	(105)	(109)	(112)	(115)	(119)	(122)	(126)	(117)	(98)	(71)
G&A	(18)	(18)	(19)	(19)	(17)	(13)	(13)	(13)	(14)	(14)	(14)	(15)	(15)	(16)	(16)	(17)	(17)	(18)	(18)

Operating Income(1)	(29)	(25)	(48)	(64)	(51)	(20)	62	153	251	310	345	381	420	433	446	460	424	391	337

Taxes (Post-NOLs)	—	—	—	—	—	—	(3)	(6)	(11)	(58)	(72)	(80)	(88)	(91)	(94)	(97)	(89)	(82)	(71)

NOPAT	(29)	(25)	(48)	(64)	(51)	(20)	59	147	240	252	272	301	332	342	353	363	335	309	266

Change in Net Working Capital	(2)	2	—	—	—	(29)	(72)	(81)	(94)	(43)	(27)	(29)	(30)	(12)	(13)	(13)	24	26	65

Unlevered Free Cash Flow	(30)	(24)	(48)	(64)	(51)	(49)	(13)	65	146	209	245	273	302	330	340	350	359	335	332

(1)	Includes the impact of stock-based compensation.
(2)

Taxes reflect utilization of F-star’s net operating losses and research and development tax credits (collectively, “NOLs”) assuming F-star continued as a standalone entity without any limitations on the use of its NOLs.

June 2022 Projections

In June 2022, the Board unanimously adopted, with the recommendation of the F-star management, certain adjustments to the POS assumptions in the projections set forth in the December 2021 Projections. Specifically, F-star management recommended POS adjustments related to Phase 2 trials for FS118 HNSCC, FS118 NSCLC and FS120 NSCLC, each adjusting from 40% POS to 20%, 20% and 25% POS, respectively. The reasons for these adjustments were new clinical data both from F-star and its competitors, as well as data emerging from the AACR meeting in April 2022 and ASCO at its Annual Meeting in June 2022, collectively indicating that (i) higher overall response rates would be required in combination regimes making head-to-head comparisons harder to successfully achieve and (ii) the test patient populations are decreasing. The December 2021 Projections were based on different assumptions and these developments raised the bar for success in these programs. Accordingly, the Board approved and adopted the June 2022 Projections with such revised POS weightings and directed that the June 2022 Projections be used and relied upon by Morgan Stanley as the basis for the rendering of its opinion and performing the financial analyses described in “—Opinion of the Company’s Financial Advisor”.

The June 2022 Projections for the applicable fiscal years are summarized below (in millions):

	Fiscal Year Ending December 31,
($ in millions)	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E	2040 E
Revenue
FS118 - SCCHN	—	—	—	—	—	9	27	42	58	59	61	63	65	67	69	71	59	45	39
FS118 - NSCLC	—	—	—	—	—	—	5	25	43	61	72	84	96	99	102	105	87	67	57
FS222 - NSCLC	—	—	—	—	—	25	77	111	164	169	174	179	184	190	196	202	208	214	176
FS120 - NSCLC	—	—	—	—	—	—	4	18	30	44	51	59	68	70	72	74	77	79	65
Sale Proceeds from SB 11285 - SCCHN	15	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Collaboration Payments Received	5	27	4	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total Revenue	20	27	4	—	—	34	113	196	294	333	359	385	414	426	439	452	430	405	338

COGS	—	—	—	—	—	(3)	(11)	(20)	(29)	(33)	(36)	(39)	(41)	(43)	(44)	(45)	(43)	(41)	(34)

Gross Profit	20	27	4	—	—	30	102	176	265	300	323	347	372	383	395	407	387	365	304

R&D	(36)	(24)	(20)	(28)	(16)	(4)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	—	—	—
S&M	—	—	—	—	(4)	(25)	(37)	(50)	(70)	(72)	(74)	(76)	(78)	(81)	(83)	(86)	(82)	(73)	(55)
G&A	(18)	(18)	(17)	(18)	(14)	(10)	(10)	(10)	(10)	(11)	(11)	(11)	(12)	(12)	(12)	(13)	(13)	(14)	(13)

Operating Income	(34)	(15)	(33)	(45)	(34)	(9)	53	114	182	216	236	258	280	289	298	307	291	277	235

Taxes (Post-NOLs)	—	—	—	—	—	—	(2)	(5)	(8)	(32)	(50)	(54)	(59)	(61)	(62)	(64)	(61)	(58)	(49)

NOPAT	(34)	(15)	(33)	(45)	(34)	(9)	51	109	174	183	186	203	221	228	235	242	230	219	186

Change in Net Working Capital	(2)	2	—	—	—	(29)	(72)	(81)	(94)	(43)	(27)	(29)	(30)	(12)	(13)	(13)	24	26	65

Unlevered Free Cash Flow	(36)	(13)	(33)	(45)	(34)	(38)	(21)	27	80	140	159	175	191	216	222	229	255	245	251

In light of the foregoing factors and the uncertainties inherent in each the December 2021 Projections and the June 2022 Projections, stockholders are cautioned not to place undue, if any, reliance on the December 2021 Projections and the June 2022 Projections.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products, and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for the Company’s product candidates, including FS-118, FS-222, FS-120 and SB-11285. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to: (i) the timing of regulatory approvals and introduction of products or product candidates; (ii) the market acceptance of products; (iii) the success of clinical testing; (iv) the availability of third-party reimbursement; (v) the impact of competitive products and pricing; (vi) the effect of regulatory actions; (vii) the effect of global economic conditions; (viii) conditions in the financing markets and access to sufficient capital; (ix) changes in applicable laws, rules and regulations; and (x) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and Current Reports on Form 8-K, as well as the section titled Item 8 “Additional Information” under the section entitled “—Cautionary Note Regarding Forward-Looking Statements” of this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of any of the Company’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that the Company will maintain the regulatory approvals necessary for the marketing and/or commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may market or commercialize. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s product candidates. The Projections were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. While the Company believes that such non-GAAP financial measures provide useful supplemental information in analyzing the Company’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by the Company, such as operating income, net operating income after tax and unlevered free cash flow, may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Morgan Stanley in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Company Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Neither the Company nor any of its affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Company Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s product candidates, or the overall future performance of the Company. The Projections were prepared based on the Company’s continued operation as a standalone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. In addition, the Projections do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Projections were prepared. The Projections are subjective in many respects and, thus, are subject to interpretation.

The Company does not intend to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are no longer appropriate.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with the services provided by Morgan Stanley as the financial advisor to the Board, including the rendering of an opinion as to the fairness of the transaction, the Company has agreed to pay Morgan Stanley an aggregate fee of $6.5 million, $5.5 million of which is payable contingent upon consummation of the transactions contemplated by the Merger Agreement. Additionally, the Company has agreed to reimburse certain expenses of Morgan Stanley, and to indemnify Morgan Stanley against certain liabilities, that may arise out of Morgan Stanley’s engagement.

Additional information pertaining to the retention of Morgan Stanley by the Company in Item 4 under the heading “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth herein, neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Company Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share

David Arkowitz	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Nessan Birmingham, Ph.D.	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Pamela Klein, M.D.	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Edward Benz Jr., M.D.	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Geoffrey Race	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Todd Brady, M.D., Ph.D.	June 17, 2022	Options granted pursuant to non-employee director compensation program	20,000	$3.41

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including in the exhibits and annexes hereto), (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Item 8.	Additional Information.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase under the caption “Conditions of the Offer” is incorporated herein by reference.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL, provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as so determined by the court could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 business days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 7, 2022), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer;

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Company Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within 10 days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to F-star Therapeutics, Inc., Eddeva B920 Babraham Research Campus, Cambridge, United Kingdom, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. The Company, Purchaser and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Company Shares entitled to appraisal rights does not exceed 1% of the outstanding Company Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Anti-Takeover Statutes

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the Board of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the Board of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their “affiliates” or “associates” (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the Department of Justice (the “DOJ”) (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Company Shares in the Offer and the Merger. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 calendar days, but this period may be (i) shortened if the reviewing agency grants “early termination” of the waiting period (though the agencies have halted the grant of early termination during the initial waiting period), (ii) restarted if the acquiring person voluntarily withdraws and refiles to allow a second 15 calendar-day waiting period, or (iii) lengthened if the reviewing agency issues a formal request for additional information and documentary material. If the 15 calendar-day waiting period expires on a Saturday, Sunday or federal holiday as defined under 5 U.S.C. 6103(a) (a “Federal Holiday”), then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or Federal Holiday.

However, Purchaser and the Company may receive a request for additional information and documentary material from either the FTC or the DOJ prior to such expiration of the initial waiting period or re-started initial waiting period (a “Second Request”). If the FTC or the DOJ issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, after the date on which Purchaser has substantially complied with the Second Request (however, the parties could agree with the FTC or DOJ not to consummate the transaction for some period of time after the waiting period expires). If the 10 calendar-day waiting period expires on a Saturday, Sunday or Federal Holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or Federal Holiday. The FTC or the DOJ may terminate the additional 10 calendar-day waiting period before its expiration. As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests.

At any time before or after the consummation of the Merger, the DOJ, FTC, a U.S. state or a foreign governmental authority with jurisdiction over the parties could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger, to rescind the Merger or to seek divestiture of particular assets. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Although there is no assurance that they will not do so, we do not expect any regulatory authority, state or private party to take legal action under the antitrust laws.

Pursuant to the Merger Agreement, the Company and Purchaser plan to file their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on or before July 7, 2022 for review in connection with the Offer.

The FTC and Antitrust Division will consider the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of the Company Shares pursuant to the Offer. At any time before or after Purchaser’s acceptance for payment of Company Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by, among other things, substantially lessening competition or tending to create a monopoly in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction, or if the Company Shares have already been acquired, requiring disposition of such Company Shares or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general, foreign governmental authorities with jurisdiction over the parties and private persons may also bring legal action under the U.S. and foreign antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate U.S. and foreign antitrust laws, there can be no assurance that the Offer and the Merger will not be challenged on antitrust grounds or as to the outcome of any challenge on antitrust grounds. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the FTC, the Antitrust Division, or any state or other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.

Foreign Investment in the United States

Section 721 of the Defense Production Act of 1950, as amended (“Section 721”) empowers the President of the United States to prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s acquisition or investment threatens to impair the national security of the U.S. and that such threat cannot be adequately and appropriately resolved through a CFIUS mitigation agreement or other existing law. CFIUS, pursuant to Section 721, has been delegated the authority to review proposed transactions, including, when appropriate, by receiving a notice of a proposed transaction, conducting a review of a proposed transaction, determining when an investigation of a proposed transaction is warranted, conducting an investigation, requiring mitigation measures and submitting recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not in all circumstances required to, submit to CFIUS a voluntary notice of a transaction. CFIUS also has the power to initiate reviews on its own in the absence of a notification.

Pursuant to the Merger Agreement, the parties currently plan to file a joint voluntary notice with CFIUS on or before July 7, 2022. While we believe that the consummation of the Offer will not be prohibited by CFIUS, there can be no assurance that the Offer and the Merger will not be challenged by CFIUS or as to the outcome of any such challenge by CFIUS. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the CFIUS or any other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.

National Security and Investment Act

The Offer, the Merger and the Transactions may be subject to the NSIA, which provides that certain transactions in the certain industries and sectors, including certain companies in the biotechnology sector, that close on or after January 4, 2022 are subject to a mandatory notification and approval by the UK Secretary of State, and that other transactions that fall outside those specified industries and sectors may be voluntarily notified to the UK Secretary of State. Transactions subject to the mandatory regime must be notified and approved prior to their consummation.

Pursuant to the Merger Agreement, the parties have filed a voluntary notification with ISU on July 4, 2022. The ISU accepted the notification on July 6, 2022. In the event the ISU request updates to such draft notification, the parties will promptly, but in no event later than five business days after receipt of such request, make appropriate updates to the draft notification and resubmit such update draft to the ISU. While we believe that the consummation of the Offer will not be prohibited by the ISU, there can be no assurance that the Offer and the Merger will not be challenged by the ISU or as to the outcome of any such challenge by such governmental body. Pursuant to the terms of the Merger Agreement, if any such action is commenced by the ISU or any other governmental body, Purchaser may not be obligated to consummate the Offer and the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 and Current Reports on Form 8-K filed with the SEC.

Certain Litigation

As of the date of this Schedule 14D-9, the Company is not aware of any material pending legal proceedings relating to the Offer or the Merger. However, lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of the Company by Parent and the timing thereof, and other statements that are not historical facts. These forward-looking statements are based on the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the Company’s and Parent’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of the Company tender their shares in the transaction; the final terms and conditions of Parent’s financing for the transaction; the outcome of legal proceedings that may be instituted against the Company and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; diversion of management’s attention from the Company’s ongoing business operations; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that could require the Company to pay a termination fee, as well as other risks related to the Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s filings and reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Guarantor, Purchaser and Parent. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in its expectations, except as required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 7, 2022 (incorporated by reference to Exhibit (a)(1)(a) to the Schedule TO filed by Guarantor, Parent and Purchaser on July 7, 2022).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(b) to the Schedule TO filed by Guarantor, Parent and Purchaser on July 7, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(c) to the Schedule TO filed by Guarantor, Parent and Purchaser on July 7, 2022).

Exhibit No.	Description

(a)(1)(D)	Summary Advertisement, published on July 7, 2022, in The New York Times (incorporated by reference to Exhibit (a)(l)(f) to the Schedule TO).

(a)(1)(E)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(d) to the Schedule TO).

(a)(1)(F)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(e) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by the Company, Guarantor and Parent, dated June 23, 2022 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K (No. 001-37718) filed June 23, 2022).

(a)(5)(B)	Announcement, published by Guarantor on the Hong Kong Stock Exchange on June 23, 2022 (incorporated by reference to Exhibit (a)(5)(b) to the Schedule TO-C filed by Guarantor, Parent and Purchaser on June 23, 2022

(a)(5)(C)	Parent Email from Eliot Forster, Chief Executive Officer of the Company to commercial partners on June 23, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company on June 23, 2022).

(a)(5)(D)	Email from Eliot Forster, Chief Executive Officer of the Company to staff on June 23, 2022 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by the Company on June 23, 2022).

(a)(5)(E)	Announcements by the Company and the Company’s management via LinkedIn on June 23, 2022 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by the Company on June 23, 2022).

(a)(5)(F)	Announcements by the Company and the Company’s management via Twitter on June 23, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company on June 23, 2022).

(a)(5)(G)	Presentation by the Company at Employee Meeting on June 23, 2022 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by the Company on June 23, 2022).

(a)(5)(H)*	Opinion of Morgan Stanley & Co. LLC, dated June 22, 2022 (included as Annex I to this Schedule 14D-9).

(a)(5)(I)*	Letter to Stockholders of the Company, dated July 7, 2022, from Eliot Forster, Chief Executive Officer of the Company.

(e)(1)	Agreement and Plan of Merger, dated June 22, 2022, by and among the Company, Parent, Purchaser, and solely for purposes of Sections 6.5 and 9.11 of the Merger Agreement, Guarantor (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (No. 001-37718) filed June 23, 2022).

(e)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (No. 001-37718) filed June 23, 2022).

(e)(3)*	Confidentiality and Non-Disclosure Agreement, dated December 17, 2021, by and between the Company and Guarantor.

(e)(4)	Transition Services and Settlement Agreement, dated June 22, 2022, by and among Eliot Forster, FTL and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed by Guarantor, Parent and Purchaser on July 7, 2022).

(e)(5)	Amendment to Employment Agreement, dated June 22, 2022, by and among FTL, Parent and Neil Brewis (incorporated by reference to Exhibit (d)(6) to the Schedule TO filed by Guarantor, Parent and Purchaser on July 7, 2022).

Exhibit No.	Description

(e)(6)	Form of Indemnification Agreement entered into by and between the Company and each director and executive officer (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (No. 001-37718) filed on November 20, 2020) .

(e)(7)	Executive Service Agreement dated July 22, 2020, together with the Amendment to Service Agreement, dated April 6, 2022 between F-star Therapeutics Limited and Eliot Forster. (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (No. 001-37718) filed on May 10, 2022).

(e)(8)	Service Agreement dated August 17, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (No. 001-37718) filed on November 20, 2020), together with the Amendment to Service Agreement, dated April 6, 2022 between F-star Therapeutics Limited and Neil Brewis (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q (No. 001-37718) filed on May 10, 2022).

(e)(9)

Service Agreement dated June 16, 2021, together with the Amendment to the indefinite term

Employment Contract, dated April 1, 2022 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q (No. 001-37718) filed on May 10, 2022) and the Amendment to the indefinite term Employment Contract, dated June 14, 2022, between the Company and Louis Kayitalire (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q (No. 001-37718) filed on May 10, 2022).

(e)(10)	Consulting Agreement, dated August 1, 2021 (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K (No. 001-37718) filed on March 15, 2022), together with the Amendment to Consulting Agreement, dated April 6, 2022 between the Company, Darlene Deptula-Hicks and Crimson Consulting Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q (No. 001-37718) filed on May 10, 2022)

(e)(11)	F-star Therapeutics 2019 Equity Incentive Plan and form of agreements thereunder (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (No. 333-251033) filed November 30, 2020).

(e)(12)	Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.9 to the Company’s Form 10-K (File No. 001-37718), filed March 30, 2021).

(e)(13)	Definitive Proxy Statement of the Company (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A for the Annual Meeting of Stockholders held on June 16, 2022 (File No. 001-37718), filed April 22, 2022).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Eliot Forster, Ph.D.
Name: Eliot Forster, Ph.D.
Title: President and Chief Executive Officer

Dated: July 7, 2022

ANNEX I

OPINION OF MORGAN STANLEY & CO. LLC

June 22, 2022

Board of Directors

F-star Therapeutics, Inc.

Eddeva B920 Babraham Research Campus

Cambridge, United Kingdom

CB22 3AT

Members of the Board:

We understand that F-star Therapeutics, Inc. (the “Company”), invoX Pharma Ltd (the “Parent”), and Fennec Acquisition Incorporated, a wholly owned subsidiary of the Parent (the “Purchaser”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 22, 2022 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by the Purchaser of a cash tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for $7.12 per share in cash without interest, subject to adjustment in certain circumstances and (ii) the subsequent merger (the “Merger”) of the Purchaser with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of the Company Common Stock, other than (a) shares of the Company Common Stock held by the Company (or held in the Company’s treasury), (b) shares of Company Common Stock held by the Parent, the Purchaser or any other direct or indirect wholly owned subsidiary of the Parent, or (c) shares of the Company Common Stock as to which dissenters’ rights have been perfected (clauses (a), (b) and (c) collectively, the “Excluded Shares”), will be converted into the right to receive $7.12 per share in cash without interest (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)

Reviewed certain financial projections prepared by the management of the Company including updated financial projections prepared at the direction of the Board of Directors of the Company (the “Updated Projections”);

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

7)	Participated in certain discussions and negotiations among representatives of the Company and the Parent and their financial and legal advisors;

8)	Reviewed the Merger Agreement and certain related documents; and

9)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, at the direction of the Board of Directors of the Company we have used in our analysis the Updated Projections, and we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary or requested governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the transaction. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the earlier of the rendering of this opinion and the execution of definitive agreement with respect to the Merger, and a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not provided financial advisory and financing services for the Parent or, other than in connection with the Merger, the Company for which we have received fees in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to the Parent and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours, MORGAN STANLEY & CO. LLC

By:	/s/ Jason Russell
Name: Jason Russell
Title: Managing Director

ANNEX II

SECTION 262 OF THE

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

APPRAISAL RIGHTS

Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the

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later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any

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stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease.

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Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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